As filed with the Securities Exchange Commission on August 5, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

nStor Technologies, Inc.

(Name of subject company)

nStor Technologies, Inc.

(Name of person filing statement)

Common Stock, $0.05 Par Value

(Title of class of securities)

67018N 10 8

(CUSIP Number of class of securities)

Mr. Jack Jaiven

Interim Chief Financial Officer, Vice President and Treasurer

nStor Technologies, Inc.

6190 Corte Del Cedro

Carlsbad, California 92011

(760) 683-2500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:

Donn A. Beloff, Esq.

Brian J. Gavsie, Esq.

Greenberg Traurig, P.A.

401 East Las Olas Boulevard

Suite 2000

Fort Lauderdale, Florida 33301

(954) 765-0500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

The name of the subject company is nStor Technologies, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 6190 Corte Del Cedro, Carlsbad, California 92011. The telephone number of the Company at its principal executive offices is (760) 683-2500.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the common stock, par value $0.05 per share, of the Company (the “Shares”). Of the Company’s 230,000,000 authorized Shares, 165,097,838 Shares were issued and outstanding as of July 31, 2005.

Item 2. Identity and Background of Filing Person.

The filing person is the subject company. The Company’s name, business address and business telephone number are set forth in Item 1 above and incorporated herein by reference.

This Statement relates to the offer by Normandy Acquisition Corporation (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Xyratex Ltd, a Bermuda corporation (“Parent”), to purchase each issued and outstanding Share for $0.105, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase relating to the offer, dated August 5, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended, supplemented or otherwise modified from time to time, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission on August 5, 2005.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 27, 2005, by and among Parent, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the completion of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) and as an indirect wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than treasury Shares and Shares that are owned by Parent, Purchaser or any subsidiary of Parent) will be converted into the right to receive the same amount of cash as is being paid in the Offer. A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Parent and Purchaser are located at Langstone Road, Havant P09 1SA, United Kingdom.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth below or incorporated herein by reference in this Item 3, there are no agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (a) the Company’s executive officers, directors or affiliates or (b) Parent, Purchaser or their respective executive officers, directors or affiliates.

Certain contracts, agreements or understandings between the Company or its affiliates and (a) certain of its directors, executive officers or affiliates or (b) Purchaser, Parent or their respective executive officers, directors or affiliates are described in the Information Statement pursuant to Rule 14f-1 (the “Information Statement”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), attached hereto as Schedule II and incorporated herein by reference.

The Merger Agreement. The summary of the Merger Agreement and the description of the conditions of the Offer contained in the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to this Statement and which is being mailed to the Company’s stockholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Support Agreements. Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into Tender and Stockholder Support Agreements, dated as of July 27, 2005 (the “Support Agreements”) with each of Barry S. Halperin, H. Irwin Levy and Bernard Marden (the “Significant Stockholders”). Pursuant to the Support Agreements, the Significant Stockholders have agreed, subject to certain conditions, to tender and sell 61,912,000 Shares (representing approximately 37.5% of the outstanding Shares as of July 31, 2005) (the “Tender Shares”) in the Offer and have agreed to vote the Tender Shares in favor of the Merger and the Merger Agreement and against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Merger Agreement. The summary of the Support Agreements contained under the heading “Background of the Offer; The Merger Agreement; Other Arrangements – The Support Agreements” in the Offer to Purchase is incorporated herein by reference. Such summary and this description are qualified in their entirety by reference to the Support Agreements, a form of which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Non-Competition Agreements. Concurrently with the execution of the Merger Agreement, Parent entered into Non-Competition Agreements, dated as of July 27, 2005 (the “Non-Competition Agreements”) with each of the Significant Stockholders. Pursuant to the Non-Competition Agreements, each of the Significant Stockholders have agreed, subject to certain exceptions, not to directly or indirectly (i) engage in any business anywhere in the world that manufactures, produces or supplies products or services of the kind manufactured, produced or supplied by Parent, the Company and their subsidiaries and (ii) own, manage, operate, join, control, lend money or render financial or other assistance to or participate in as an officer, employee, partner, stockholder, consultant or otherwise, any individual, business or organization that competes with Parent, the Company, their subsidiaries and the Business of the Company for a three year period commencing on July 27, 2005, unless earlier terminated in accordance with its terms. The summary of the Noncompetition Agreements contained under the heading “Background of the Offer; The Merger Agreement; Other Arrangements – Non-Competition Agreements” in the Offer to Purchase is incorporated herein by reference. Such summary and this description are qualified in their entirety by reference to the Non-Competition Agreements, a form of which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Promissory Note and License. Contemporaneously with the execution of the Merger Agreement, nStor Corporation, Inc., a wholly owned subsidiary of the Company (“nStor Corporation”), executed a promissory note (the “Promissory Note”) in favor of Xyratex Technology Limited, an indirect wholly owned subsidiary of Parent (“Xyratex Technology”) pursuant to which Xyratex Technology agreed to loan nStor Corporation up to $4,500,000. The Promissory Note bears interest at the rate of 6% per annum and is due and payable on March 31, 2006. Of the total principal amount of the Promissory Note, $1,500,000 was initially advanced by Xyratex Technology to nStor Corporation on the date the Promissory Note was executed, and, provided that the License (as defined below) has not been terminated, $1,000,000 will be advanced to nStor Corporation on the 19th day of each of August, September and October 2005. In the event that the Merger Agreement is terminated and nStor Corporation defaults in the payment of the Promissory Note, Xyratex Technology will, at its option, receive a perpetual, non-exclusive, world-wide license to the Company’s software, source code, proprietary materials and intellectual property rights related to its data storage solutions, including application driven storage platforms, redundant array of independent disk controllers and storage management software (the “License”). In the event that Xyratex Technology exercises its option with respect to the License, Xyratex Technology will forgive the Promissory Note and pay nStor Corporation a license fee ranging from approximately $3.8 million to $6.5 million, depending upon the circumstances under which the Merger Agreement was terminated. The summaries of the terms of the Promissory Note and the License contained under the headings “Background of the Offer; The Merger Agreement; Other Arrangements – License Agreement and – Promissory Note” in the Offer to Purchase are incorporated herein by reference. Such summaries and this description are qualified in their entirety by reference to the Promissory Note and the License, which have been filed as Exhibits (e)(6) and (e)(7) hereto and are incorporated herein by reference.

Confidentiality Agreement. On September 3, 2004, Xyratex Technology entered into a Mutual Non-Disclosure/Confidentiality Agreement with nStor Corporation for the purpose of sharing technical, business and financial information and to foster potentially mutually beneficial business relationships (the “Confidentiality Agreement”). The summary of the Confidentiality Agreement contained under the heading “Background of the Offer; The Merger Agreement; Other Arrangements – Confidentiality Agreement” in the Offer to Purchase is incorporated herein by reference. Such summary and this description are qualified in their entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Convertible Preferred Stock Purchase Agreement. Purchaser has agreed to purchase the Series M Convertible Preferred Stock from H. Irwin Levy, the Company’s Chairman of the Board of Directors, as promptly as practicable following Purchaser’s acquisition of greater than 90 percent of the outstanding shares of the Company’s common stock pursuant to the Offer, and, if applicable, the Top-up Option or otherwise, for $3,822,000 plus accrued and unpaid dividends on the Series M Convertible Preferred Stock through the closing date. As of August 3, 2005, the accrued and unpaid dividends equaled $253,055. The Series M Preferred Stock was issued to Mr. Levy in January 2005 in exchange for the satisfaction of $9,100,000 of debt owed to Mr. Levy by the Company. The Series M Preferred Stock is convertible into the Company’s common stock at any time on or after January 13, 2006 at a stated conversion price of $0.25 per share. Rather than selling his Series M Preferred Stock to the Purchaser for the stated value of $9,100,000, which would have reduced the amount being provided to all of the common stockholders, Mr. Levy agreed to accept the amount that he would have received on an as-converted basis. The summary of the Convertible Preferred Stock Purchase Agreement contained under the heading “Background of the Offer; The Merger Agreement; Other Arrangements – Convertible Preferred Stock Purchase Agreement” in the Offer to Purchase is incorporated herein by reference. Such summary and this description are qualified in their entirety by reference to the Convertible Preferred Stock Purchase Agreement, which has been filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Indemnification Agreement. Mr. Levy has entered into an Indemnification and Litigation Support Agreement (the “Indemnification Agreement”) with the Company and nStor Corporation in which he has agreed to indemnify the Company and nStor Corporation for any losses, including attorneys fees, in excess of $100,000 which the Company may suffer, after May 31, 2005, in connection with certain pending litigation between the Company and W. David Sykes. (See Item 8(c). Additional Information—Litigation.) In the event that the Company receives any amounts in excess of $500,000, including attorneys’ fees, from Mr. Sykes in connection with the Sykes litigation, the Company will be entitled to retain twenty percent (20%) of any such recovery and Mr. Levy will be entitled to receive eighty percent (80%) of any such recovery. In the event that the Company recovers less than $500,000 from Mr. Sykes, the Company will retain the first $100,000 and Mr. Levy will be entitled to receive that portion of such recovery in excess of $100,000. This summary is qualified in its entirety by reference to the Indemnification Agreement, which has been filed as Exhibit (e)(8) hereto and is incorporated herein by reference.

Interest of Certain Persons

Certain of the members of the Company’s management and board of directors (the “Board” or the “Board of Directors”) have financial interests in the Merger that are in addition to their interests as stockholders of the Company. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement.

Change of Control Agreements. On or about March 7, 2005, the Company offered change of control agreements to each of Todd Gresham, Lisa Hart and Guy Carbonneau. Each of Mr. Gresham, Ms. Hart and Mr. Carbonneau are executive officers of the Company. On July 27, 2005, each of these individuals accepted the offer and executed change of control agreements with the Company (the “Change of Control Agreements”). None of these individuals owns any shares of the Company’s common stock. Pursuant to the Change of Control Agreements, in the event of a change of control of the Company (as defined in the Change of Control Agreements), each of Mr. Gresham, Ms. Hart and Mr. Carbonneau will be entitled to receive from the Company a bonus equal to 2.0%, 0.3% and 0.3%, respectively, of the value of the transaction received by the Company’s common stockholders or, in the event that the transaction is structured as a sale of assets, received by the Company. However, if the change of control results in the termination of such executive’s employment, or a significant diminution in his or her position or compensation, by the Company, its successor or acquirer, without cause, within three months following the change of control, each of Mr. Gresham, Ms. Hart and Mr. Carbonneau will instead be entitled to receive from the Company a bonus equal to 4.0%, 0.6% and 0.6% respectively, of the value of the transaction received by the Company’s common stockholders or, in the event that the transaction is structured as a sale of assets, received by the Company. This summary is qualified in its entirety by reference to the Change of Control Agreements, a form of which has been filed as Exhibit (e)(9) hereto and is incorporated herein by reference.

Company Stock Options. The Merger Agreement provides that the Board of Directors (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary and appropriate to provide that, immediately prior to the effective time of the Merger (the “Effective Time”), each unexpired and unexercised option or similar rights to purchase Shares (the “Company Options”), under any stock option plan of the Company, including the Company’s 2001 Stock Option Plan and the Company’s 1996 Stock Option Plan or any other plan, agreement or arrangement (the “Company Stock Option Plans”), whether or not then exercisable or vested, shall be cancelled. Prior to the Effective Time, any options to purchase Shares held by any officer of the Company subject to stockholder approval shall be terminated.

Company Employee Benefit Plans. The Merger Agreement provides that, at Parent’s request, the Company’s Board of Directors shall adopt resolutions terminating, effective immediately prior to the Effective Time, any company benefit plan which is intended to meet the requirements of Section 401(k) of the Code (each such Company Benefit Plan, a “401(k) Plan”). Each of the Company’s employees will be fully vested in their account balances under the terminated 401(k) Plan. With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by Parent or any subsidiary of Parent (collectively, “Parent Benefit Plans”) in which any director, officer or employee of the Company or a subsidiary of the Company (the “Company Employees”) will participate effective as of the Effective Time, Parent shall, or shall cause the Surviving Corporation, to recognize all service of the Company Employees with the Company or a subsidiary of the Company, as the case may be, for purposes of vacation and severance and participation, but not for purposes of benefit accrual, in any Parent Benefit Plan in which such Company Employees may be eligible to participate after the Effective Time.

Indemnification of Directors and Officers. The Merger Agreement provides that after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director and officer of the Company and each subsidiary of the Company (collectively, the “Indemnified Parties”) against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent, occurring on or before the Effective Time, to the same extent as provided in the Certificate of Incorporation of the Company or any other applicable contract or agreement in effect on the date hereof. In the event of any such claim, action, suit, proceeding or investigation, (i) Parent or the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties and (ii) the Surviving Corporation shall cooperate in the defense of any such matter.

Directors’ and Officers’ Insurance. The Merger Agreement provides that, for six years from the Effective Time, the Surviving Corporation shall provide to the Company’s directors and officers (as of the date of the Merger Agreement and as of the Effective Time) an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is no less favorable than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. However, the Surviving Corporation shall not be required to pay an aggregate premium for the six years of D&O Insurance in excess of $250,000. This obligation may be satisfied if prepaid policies have been obtained prior to the Effective Time which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, without limitation, in respect of the transactions contemplated by the Merger Agreement. If such prepaid policies have been obtained prior to the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain such policies in full force and effect and continue to honor the obligations thereunder.

Item 4. The Solicitation or Recommendation.

(a)	Recommendation of the Board of Directors

The Board of Directors, at a meeting held on July 26, 2005, determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and the Company’s stockholders. At this meeting, the Board approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transaction”). THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

(b)	Background

The first contact between the Company and Parent occurred during the summer of 2004 when one of the Company’s sales representatives made a routine sales call to Matt Cornell, Parent’s Executive Vice President, Storage Systems. Following that call, on September 3, 2004, nStor Corporation and Xyratex Technology entered into a standard Non-Disclosure Agreement to allow the Company to disclose certain proprietary information concerning its products to Parent.

On January 6, 2005, Mr. Cornell contacted Todd Gresham, the Company’s CEO and President, to discuss potential business synergies and Parent’s interest in purchasing various products from the Company.

On January 25, 2005, Mr. Gresham met with Mr. Cornell and Steve Thompson, Parent’s Chief Technology Officer, in Boston, Massachusetts. At that meeting, the parties further discussed the Company’s products and the Company’s sales to various original equipment manufacturers (OEMs). Mr. Cornell suggested that a joint development agreement or strategic alliance of some type with the Company would be of interest to Parent.

During January and February 2005, the Company engaged in meetings and discussions with a privately held company concerning a potential corporate transaction (joint development or combination). The Company determined that it would not proceed with this transaction.

During early February 2005, Messrs. Gresham and Cornell spoke several times and, on February 10, 2005, the Company sent Parent a sample of one of the Company’s products for testing and evaluation.

On February 17, 2005, Mr. Gresham briefed the Chairman of the Company’s Board of Directors, H. Irwin Levy, on the various discussions with Parent and the possibility of a strategic alliance or joint development agreement.

During late February 2005, the Company was contacted by the representative of another public company that expressed an interest in the acquisition of the Company. As a result of such contact, there were several follow-up meetings and discussions and the potential buyer expressed an interest in a potential acquisition of the Company’s net assets, not including certain non-business liabilities. The potential buyer stated that any offer would be under then current market pricing. No offer was ever received from this potential buyer.

On March 1, 2005, Mr. Cornell advised Mr. Gresham that Parent was actively considering other potential acquisition candidates and that Parent was very interested in the Company as an acquisition candidate.

On March 7, 2005, Mr. Gresham traveled to England to meet with Mr. Cornell, Mr. Thompson, Richard Pearce, Parent’s Chief Financial Officer, and Stephen Barber, Parent’s Chief Executive Officer, to discuss a possible business combination between the Company and Parent.

On March 9, 2005, there was a conference call among Mr. Levy, Mr. Gresham, Jack Jaiven, the Company’s Vice President and Interim Chief Financial Officer, Mr. Pearce and Mr. Barber. Parent expressed a positive initial evaluation of the Company’s products and proposed a purchase of the Company, or its assets, subject to satisfactory completion of due diligence. Parent proposed an initial purchase price of $10 million to $15 million, plus a potential earn-out. Discussions continued during the remainder of March 2005. During that period, the Company and Parent negotiated with respect to the valuation of the Company.

On April 1, 2005, the Company’s Board of Directors met. At that meeting, Mr. Gresham made a detailed presentation of Parent’s proposal, including a discussion of a range of proposed purchase prices which were less than the market price for the Company’s stock. Mr. Gresham discussed certain aspects of Parent’s business and summarized the synergies expected to result from a merger, including anticipated cost savings and potential increased revenues going forward.

At that meeting, the Board evaluated the feasibility of accepting an offer from Parent based on the aforementioned valuation range described by Mr. Gresham. The Board’s deliberations considered that: (i) recent meetings with potential equity and/or debt investors had produced no meaningful possibilities for cash infusions; (ii) after consultation with various prospective investors and Legg Mason Wood Walker, Incorporated, the Company’s investment banker (“Legg Mason”), the Board concluded that the Company’s true value was lower than its market capitalization; (iii) even if the Company were successful in raising additional capital, the resulting dilution would be extremely detrimental to the existing stockholders; (iv) the Company’s projected cash needs over the next 90 days exceeded the amount of cash available plus expected to be received under its financing facility; (v) the form of consideration might be Parent stock although a cash offer was also possible; and (vi) the Company’s recently filed Annual Report on Form 10-K contained another audit opinion with a going concern qualification which would perpetuate the existing negative impact with customers, suppliers and potential investors. After substantial discussion, the Board determined that under the circumstances a merger with Parent based upon the valuation discussed by Mr. Gresham represented a viable alternative available to the Company . The Board then authorized Mr. Gresham to continue the negotiations with Parent.

On April 4, 2005, Mr. Jaiven sent Mr. Pearce an outline of a proposed purchase transaction in which Parent would acquire all of the Company’s outstanding common stock for an agreed upon valuation with the consideration in the form of shares of common stock of Parent plus an option to acquire additional shares of common stock of Parent.

During April 2005, negotiations continued and Parent accelerated its due diligence review of the Company. The Company also provided Parent with various due diligence information at the Company’s research and development facility in Lake Mary, Florida.

On April 26, 2005, representatives of the Company, Parent and the parties’ legal advisors held their first conference call to discuss a proposed transaction structure involving a tender offer for the Company’s outstanding shares of capital stock.

On May 6, 2005, Messrs. Levy, Jaiven and Gresham, as well as one of the Company’s directors, Mark Shirman, representing the Company, and Messrs. Barber and Pearce, representing Parent, met in Boston to continue discussion of a possible business combination. During the meeting, the parties discussed and agreed upon several material terms of a possible business combination.

As a result of the May 6 meeting, on May 13, 2005, the Company received a Proposed Term Sheet (the “Term Sheet”) from Parent. That Term Sheet proposed the purchase of all of the outstanding capital stock of the Company in exchange for common stock of Parent. The exchange ratio was based on (i) a value of $24.5 million

(assuming a Company tangible net worth of -$1.7 million) and (ii) Parent’s common share price over a 90-day period prior to execution of definitive agreements. The purchase price would be reduced by various change of control payments and transaction expenses.

The parties discussed the Term Sheet for several weeks. During those discussions, the parties agreed that the proposed transaction should be restructured as an all cash tender offer in lieu of the proposed stock-for-stock exchange with the remaining economic terms the same as set forth in the Term Sheet. The Company’s representatives indicated that a cash transaction was acceptable. Rather than continue negotiations on the Term Sheet, the parties decided to begin negotiating a definitive Merger Agreement.

On May 25, 2005, the Company retained Capitalink, L.C. to provide an opinion to the Company’s Board of Directors as to the fairness, from a financial point of view, of the consideration proposed to be received pursuant to the proposed transaction with Parent.

On June 2, 2005, Parent’s counsel circulated the first draft of a Merger Agreement between Parent, Purchaser and the Company. The aggregate proposed merger consideration was $24.5 million in cash, less an adjustment for any decrease in the Company’s net worth from March 31, 2005 to May 31, 2005, less certain change of control payments and transaction expenses if paid by Parent.

During June and the first three weeks of July 2005, Parent continued its due diligence investigation of the Company. During the same period, representatives of Parent and the Company and their respective legal advisors discussed and negotiated on many occasions all aspects of the proposed merger and the definitive Merger Agreement and ancillary agreements. Those negotiations covered all aspects of the transaction, including, among other things: the representations and warranties made by the parties; the restrictions on the conduct of the Company’s business following execution and delivery of the Merger Agreement; the conditions to completion of the offer and the merger; the provisions regarding termination; the amount, triggers and payment of the termination fee and the consequences of termination; the delivery and terms of the tender offer; the amount and the terms of a proposed loan to the Company; and the terms and scope of a proposed license agreement.

During the week of July 25, 2005, the parties and their legal advisors concluded negotiations of the Merger Agreement and various ancillary agreements.

On each of July 19, 2005 and July 26, 2005, the Company’s Board of Directors reviewed the status of the proposed transaction, received a full briefing from management and a presentation from Capitalink as to the fairness, from a financial point of view, to the common stockholders of the Company, of the consideration proposed to be received by such common stockholders in connection with the proposed offer and merger. The Board also received a full report and analysis of the transaction from the Company’s legal advisors. After discussions of the proposed transaction and the Board’s fiduciary responsibilities to the Company’s stockholders, on July 26, 2005 the Board approved the Merger Agreement and the other transaction documents.

Following such approval, on July 27, 2005, the Merger Agreement was executed by Parent, Purchaser and the Company and the Support Agreements were executed by the stockholders named therein, Purchaser and Parent.

On July 28, 2005, Parent and the Company, before the opening of trading on AMEX and Nasdaq, issued a joint press release announcing the transaction.

Reasons for the Recommendation of the Board of Directors

In reaching its recommendations described above in this Item 4, the Board considered a number of factors, including the following:

1.

Inability to Raise Additional Capital and Transaction Financial Terms. Since 1997, the Company has obtained the majority of its funds for operations through equity and/or debt capital from Mr. Levy and other private investors. Although the Company has explored numerous alternatives for raising capital, it has not been successful in realizing any such alternatives. Mr. Levy and the Company’s other private investors have indicated their unwillingness to continue to fund the Company’s operating losses, and the Company’s management has advised the Board that they would be unable to implement the Company’s business plan without significant additional capital. The Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, taking into account the certainty of value of the cash being paid in the Offer. The Board further believed that the consideration was the highest per Share consideration that could be negotiated with Parent, since the Company had searched for other purchasers or investors and found no better offer.

2.	The Company’s Operating and Financial Condition. The Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which the Company’s business operates. Each of the Company’s last five annual audit opinions, which have come from, most recently Swenson Advisors, LLP and previously BDO Seidman, LLP, were subject to a “going concern” qualification. The Company has not had positive earnings since the fiscal year ended October 31, 1996 and did not expect any change in that trend for fiscal year 2005.

3.	Capitalink Analyses. The Board considered the presentations from Capitalink, L.C. (“Capitalink”), and their related opinion dated July 26, 2005, that, based upon and subject to certain considerations and assumptions, the consideration to be received by holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders. The analyses performed by Capitalink are described under “—Opinion of Financial Advisor.” A copy of the opinion delivered by Capitalink to the Board, setting forth the procedures followed, the matters considered and the assumptions made by Capitalink in arriving at its opinion, is attached hereto as Schedule I and incorporated herein by reference. Stockholders are urged to read this opinion in its entirety.

4.	Illiquidity of Common Stock. The Board was aware that the price to be paid per Share was lower than the price at which the Shares were trading on the American Stock Exchange (“AMEX”). However, the Board believed that the price at which the Shares were trading on AMEX did not represent fair value for the Company’s Shares. The Board believed this because Legg Mason had previously advised the Company that potential investors believe that the Company’s market price on AMEX may not be an accurate representation of the value of such stock because of the relatively small public float, liquidity and trading volume of the Company’s stock. In addition, the Company had attempted to raise money from potential investors prior to entering into the Merger Agreement, and such investors had indicated that the Company’s true value is lower than the AMEX price.

5.	Strategic Alternatives. The Board considered the presentations of the Company’s management and the Board’s review with respect to trends in the industry in which the Company’s business operates and the strategic alternatives available to the Company, including the Company remaining an independent public company and the possibility of acquisitions or mergers with other companies in such industry, as well as the risks and uncertainties associated with such alternatives.

6.	Timing and Manner of Completion. The Board considered the anticipated prompt consummation of the transactions contemplated by the Merger Agreement, including (i) the structure of the transactions as a tender offer for all of the Shares, followed by the Merger in which stockholders who do not tender their shares in the offer will receive the same consideration as received by stockholders who do tender their shares in the Offer and (ii) that Parent’s obligation to consummate the Offer and the Merger is subject only to customary conditions, with no financing contingency.

7.

Ability to Entertain and Terminate for a Superior Proposal. The Board considered the fact that under the terms of the Merger Agreement, while the Company is prohibited from soliciting acquisition proposals from third parties, the Company may furnish information to and participate in negotiations with third parties in response to an unsolicited written acquisition proposal if a majority of the Board of Directors (a) reasonably determines in good faith, after consultation with its financial advisors, that taking such action would be reasonably likely to lead to the delivery to the Company of a superior proposal and (b) determines in good faith, after receiving the advice of outside legal counsel, that it is necessary to take such actions in order to comply with its fiduciary duties under applicable law. The Board of Directors is also permitted to terminate the Merger Agreement if, prior to consummation of the offer, a superior proposal is received by the Company and the Board reasonably determines in good faith, after receiving the advice of outside legal counsel, that it is necessary to terminate the Merger Agreement and enter into a new agreement to effect the superior proposal in order to comply with its fiduciary duties under applicable law, provided that the Company has provided notice to Parent of such superior proposal and permitted Parent to adjust the terms and conditions of its offer in order to enable Parent to continue with the transactions contemplated by the Merger Agreement.

8.	Potential De-listing of Shares from AMEX. On December 29, 2004, the Company received notice from AMEX that the Company was not in compliance with AMEX’s continued listing standards related to minimum shareholders’ equity and losses from continuing operations. On February 25, 2005, AMEX accepted the Company’s plan to regain compliance with the continued listing standards and extended the time to do so through June 30, 2006. The Company has been subject to periodic review by AMEX since the acceptance of the Company’s plan and, in the event that the Company is unable to implement the various provisions of that plan, the Shares could be de-listed by and from AMEX.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given differing weights to different factors. After considering all of the different factors, the Board determined to recommend that the Company’s stockholders tender their Shares in the Offer.

Opinion of Financial Advisor

Capitalink made presentations to the Board of Directors on July 19, 2005 and July 26, 2005. Capitalink subsequently delivered its written opinion to the Board of Directors, which stated that, as of July 26, 2005, and based upon and subject to the assumptions made, matters considered, and limitations on its review as set forth in the opinion, the $0.105 per share consideration to be received by holders of Shares pursuant to the Merger Agreement (the “Per Share Consideration”) is fair, from a financial point of view, to the Company’s common stockholders. The full text of the written opinion of Capitalink is attached as Schedule I hereto and is incorporated by reference into this Statement.

•	You are urged to read the Capitalink opinion carefully and in its entirety for a description of the assumptions made, matters considered, procedures followed and limitations on the review undertaken by Capitalink in rendering its opinion.

•	The Capitalink opinion is not intended to be, and does not constitute, a recommendation to you as to how you should proceed with respect to the Transaction.

•	Capitalink was not requested to opine as to, and the opinion does not in any manner address, the relative merits of the Transaction as compared to any alternative business strategy that might exist for the Company, the Company’s underlying business decision to proceed with or effect the Transaction, and other alternatives to the Transaction that might exist for the Company.

In arriving at its opinion, Capitalink took into account an assessment of general economic, market and financial conditions, as well as its experience in connection with similar transactions and securities valuations generally. In so doing, among other things, Capitalink:

•	Reviewed the Draft Merger Agreement;

•	Reviewed publicly available information and other data with respect to the Company, including the Annual Report on Form 10-K for the year ended December 31, 2004 (as amended), the Quarterly Report on Form 10-Q for the period ended March 31, 2005, and the Current Report on Form 8-K dated May 11, 2005;

•	Reviewed the calculation of the Per Share Consideration;

•	Reviewed and analyzed the Company’s current stockholder ownership;

•	Reviewed the historical financial results and present financial condition of the Company;

•	Reviewed and compared the trading of, and the trading market for, the Company’s common stock, the Comparable Companies (as defined hereinafter) and a general market index;

•	Reviewed and analyzed the Company’s projected unlevered free cash flows and prepared discounted cash flows;

•	Reviewed and compared certain financial characteristics and trading multiples of companies that were deemed to have characteristics comparable to those of the Company (the “Comparable Companies”); and

•	Reviewed and analyzed the transaction multiples in transactions where such target company was deemed to have characteristics comparable to those of the Company.

Capitalink also performed such other analyses and examinations as it deemed appropriate and held discussions with Company management in relation to certain financial and operating information furnished to Capitalink, including financial analyses with respect to its business and operations.

In arriving at its opinion, Capitalink relied upon and assumed the accuracy and completeness of all of the financial and other information that was used without assuming any responsibility for any independent verification of any such information. Further, Capitalink relied upon the assurances of Company management that management was not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial information and projections utilized, Capitalink assumed that such information has been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provides a reasonable basis upon which it could make an analysis and form an opinion. Capitalink did not make a physical inspection of the properties and facilities of the Company and did not make or obtain any evaluations or appraisals of the assets and liabilities (contingent or otherwise). In addition, Capitalink did not attempt to confirm whether the Company has good title to its assets. Capitalink assumed that the Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Exchange Act and all other applicable federal and state statues, rules and regulations. Capitalink assumed that the Transaction will be consummated substantially in accordance with the terms noted, without any further amendments thereto, and without waiver by the Company of any of the conditions to any obligations or in the alternative that any such amendments, revisions or waivers thereto will not be detrimental to the Company or their stockholders. In addition, based upon discussions with Company management, it is assumed that the Transaction will be a taxable event to the Company’s stockholders.

Capitalink’s opinion is necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, July 26, 2005. Accordingly, although subsequent developments may affect its opinion, Capitalink has not assumed any obligation to update, review or reaffirm its opinion.

In connection with rendering its opinion, Capitalink performed certain financial, comparative and other analyses as summarized below. Each of the analyses conducted by Capitalink was carried out to provide a different perspective on the Transaction, and to enhance the total mix of information available. Capitalink did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fairness, from a financial point of view, of the Per Share Consideration to the Company’s common stockholders. Further, the summary of Capitalink’s analyses described below is not a complete description of the analyses underlying Capitalink’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Capitalink made qualitative judgments as to the relevance of each analysis and factor that it considered. In addition, Capitalink may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should not be taken to be Capitalink’s view of the value of the Company’s assets. The estimates contained in Capitalink’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets neither purports to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, Capitalink’s analyses and estimates are inherently subject to substantial uncertainty. Capitalink believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete and misleading view of the process underlying the analyses performed by Capitalink in connection with the preparation of its opinion.

The analyses performed were prepared solely as part of Capitalink’s analysis of the fairness, from a financial point of view, of the Per Share Consideration to the Company’s common stockholders, and were provided to the Board of Directors in connection with the delivery of Capitalink’s opinion. The opinion of Capitalink was just one of the many factors taken into account by the Board of Directors in making its determination to approve the Transaction, including those described elsewhere in this Statement.

The financial review and analyses include information presented in tabular format. To fully understand Capitalink’s financial review and analyses, the tables must be read together with the text presented. The tables alone are not a complete description of the financial review and analyses and considering the tables alone could create a misleading or incomplete view of Capitalink’s financial review and analyses.

Valuation Overview

Based upon a review of the historical and projected financial data and certain other qualitative data for the Company, Capitalink utilized several valuation methodologies and analyses to determine a range of values. Each of the analyses was then weighted to determine an overall indicated equity value range for the Company. Capitalink weighted the discounted cash flow, comparable company and the comparable transaction analyses (all of which are discussed in more detail hereafter) 40%, 40% and 20%, respectively. Less weighting was applied on the Comparable Transaction Analysis because the analysis did not take explicitly into account future performance. Based on the weightings, Capitalink determined an indicated value per share for the Company of between $0.05 and $0.09.

The range of indicated equity values per share for the Company was then compared to the Per Share Consideration. Capitalink noted that the Per Share Consideration was above the indicated value range.

Company Financial Performance Review

Capitalink undertook a review of the Company’s historical financial data in order to understand and interpret its operating and financial performance and strength. Capitalink reviewed the Company’s historical financial data for the five years ended December 31, 2004, and the five months ended May 31, 2005, and noted the following:

•

The Company’s revenue is sourced through the sale of storage solutions, both indirectly and directly through OEM’s and SI’s. For 2004, approximately 85% of the Company’s sales are from indirect sales, and approximately 65% are within the USA (with the remainder principally in Western Europe and the

Asia-Pacific). Revenue has gradually improved over the review period from approximately $7.9 million in fiscal year 2002 to approximately $12.0 million for the latest twelve month (“LTM”) period ended May 31, 2005.

•	Throughout the review period, the Company has continued to generate significant negative earnings before interest, taxes and depreciation and amortization (“EBITDA”) ranging from $4.1 million in 2003 to $7.3 million for the LTM period ended May 31, 2005. The continuing losses are primarily due to increased investment in research and development expenses, and an increase in selling, general and administration costs.

•	The Company is highly leveraged:

o	As of May 31, 2005, the Company had $3.65 million in debt, and approximately $210,000 in cash.

o	The Company also has $9.1 million in Preferred Stock that is convertible into common stock at $0.25 and accrues dividends at 5% per year.

•	The Company’s common stockholders’ equity has gradually deteriorated as a result of increasing operating losses. From December 31, 2003 to May 31, 2005, the Company’s common stockholder’s equity fell from approximately $3.3 million to approximately $(1.1) million.

•	The Company is expecting growth in revenue for 2005 and beyond. However, Company management has stated that significant additional capital would be required in order to achieve the growth in revenues.

Stock Price Performance Review

Capitalink reviewed the daily closing market price and trading volume of the Company’s common stock over the last twenty-four month period and the last twelve-month period. Capitalink noted the following:

•	The Company’s stock has limited liquidity with the average number of shares traded at approximately 48,635 and 34,449 over the twenty-four month and twelve-month period, respectively. Capitalink noted that the Company’s float is approximately 42 million shares.

•	Over the last twelve months, the Company’s average share price was approximately $0.21 and ranged from a high of $0.34 to a low of $0.13.

•	The Company’s common stock underperformed against a general market index (Russell 3000) and a comparable companies index over the twenty-four month and twelve-month period.

Discounted Cash Flow Analysis

A discounted cash flow analysis estimates value based upon a company’s projected future free cash flow discounted at a rate reflecting risks inherent in its business and capital structure. Unlevered free cash flow represents the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations.

While the discounted cash flow analysis is the most scientific of the methodologies, it is dependent on projections and is further dependent on numerous industry-specific and macroeconomic factors. Capitalink utilized the forecasts provided by Company management, which project strong future growth in revenues from 2004 to 2009 from approximately $10.3 million to $75.0 million, respectively. The projections also project an improvement in EBITDA from 2004 to 2009, from approximately $(6.6) million to $4.9 million, respectively. This represents an improvement from continual negative margins to an EBITDA margin of 6.6%.

In order to arrive at a present value, Capitalink utilized discount rates ranging from 30.0% to 32.0%. This was based on an estimated WACC of 31.0% (based on the Company’s estimated weighted average cost of debt of 6.2% and 35.0% estimated cost of equity).

Capitalink presented a range of terminal values at the end of the forecast period by applying a range of terminal exit multiples based on revenue and EBITDA. Utilizing terminal revenue multiples of between 0.90 times and 1.10 times, Capitalink calculated a range of indicated enterprise values from approximately $15.4 million to approximately $21.7 million. Utilizing terminal EBITDA multiples of between 9.0 times and 11.0 times, Capitalink calculated a range of indicated enterprise values from approximately $12.7 million to approximately $17.8 million.

The total enterprise values above were then decreased by the Company’s net debt of approximately $3.4 million (which includes approximately $3.6 million in interest bearing debt and approximately $0.2 million in cash) to arrive at an indicated equity value range.

Based on the total number of shares outstanding of approximately 201.5 million (which includes Preferred Stock as if converted), Capitalink calculated the indicated equity value per share to be between approximately $0.05 and approximately $0.08.

Comparable Company Analysis

A selected comparable company analysis reviews the trading multiples of publicly traded companies that are similar to the Company with respect to business and revenue model, operating sector, product and service offerings and target customer base.

Capitalink located four companies that it deemed comparable to the Company with respect to its industry sector and operating model and product and service offerings. All of the Comparable Companies are classified under the SIC code 3572 (Computer Storage Devices). All of the Comparable Companies are larger than the Company in terms of revenue and enterprise value. Based on publicly available information as of July 14, 2005, the LTM revenue for the Comparable Companies ranged from approximately $249.5 million to approximately $2.2 billion, compared with approximately $11.2 million for the Company. The enterprise value for the Comparable Companies ranged from approximately $114.3 million to approximately $3.1 billion, compared with approximately $35.5 million for the Company.

Capitalink generated a number of multiples worth noting:

•	The market value to calendar year 2005 EPS multiple ranged from 11.1 times to 22.5 times, with a mean of 17.9 times.

•	The enterprise value to LTM revenue multiple ranged from 0.45 times to 1.42 times, with a mean of 0.79 times.

•	The enterprise value to calendar year 2005 revenue multiple ranged from 0.45 times to 1.39 times, with a mean of 0.75 times.

•	The enterprise value to calendar year 2006 revenue multiple ranged from 0.41 times to 1.35 times, with a mean of 0.70 times.

•	The enterprise value to LTM EBITDA multiple ranged from 8.0 times to 13.2 times, with a mean of 10.3 times.

•	The enterprise value to calendar year 2005 EBITDA multiple ranged from 7.2 times to 10.5 times, with a mean of 8.9 times.

Capitalink also calculated the Company’s current trading multiples based on the market’s assumption that the $9.1 million in Preferred Stock will not be converted. Based on this assumption, the Company’s enterprise value to LTM revenue and calendar year 2005 revenue multiple was 3.17 times and 1.59 times, respectively.

Capitalink selected an appropriate multiple range for the Company by examining the range provided by the Comparable Companies and taking into account certain company-specific factors. Capitalink expects the Company to be valued slightly more than the average of the Comparable Companies due to its projected sales growth, experienced management, significant net tax operating losses carry-forwards and technology innovations. These factors are offset by the Company’s smaller size, capital concerns and significant operating losses.

Based on the above factors, Capitalink applied a selected multiple range and applied it to the Company’s LTM revenue, projected 2005 revenue and projected 2006 revenue, to determine a range of indicated enterprise values. Capitalink then deducted net debt of approximately $3.4 million (which includes approximately $3.6 million in interest bearing debt and approximately $0.2 million in cash) to derive a range of equity values, and then divided by approximately 201.5 million shares outstanding (including Preferred Stock as if converted), to derive an indicated equity value per share range of between approximately $0.06 and $0.11.

An analysis of publicly traded comparable companies is not mathematical; rather it involves complex consideration and judgments concerning differences in financial and operating characteristics of the Comparable Companies and other factors that could affect the public trading of the Comparable Companies.

Comparable Transaction Analysis

A comparable transaction analysis is based on a review of merger, acquisition and asset purchase transactions involving target companies that are in related industries to the Company. The comparable transaction analysis generally provides the widest range of value due to the varying importance of an acquisition to a buyer (i.e., a strategic buyer willing to pay more than a financial buyer) in addition to the potential differences in the transaction process (i.e., competitiveness among potential buyers).

Capitalink located eight transactions announced since January 2003 involving target companies in related industries to the Company (the “Comparable Transactions”) and for which detailed financial information was available. Target companies were classified under the SIC code 3572 (Computer Storage Devices).

Based on the information disclosed with respect to the targets in each of the Comparable Transactions, Capitalink calculated and compared total enterprise value as a multiple of LTM revenue and LTM EBITDA.

Capitalink noted the following with respect to the multiples generated:

•	The enterprise value to LTM revenue multiple ranged from 0.59 times to 7.31 times, with a mean of 1.88 times.

•	Excluding the acquisition of Chaparral Network Storage, Inc., the mean enterprise value to LTM revenue multiple was 1.10 times.

•	The enterprise value to LTM EBITDA multiple ranged from 6.5 times to 11.1 times, with a mean of 9.2 times.

Capitalink expects the Company to be valued more than the average of the Comparable Transactions based on historical multiples, due to its strong projected sales growth (sales are projected to more than double in 2005 compared to 2004). Other positive factors include the Company’s experienced management and technology innovations. These factors are offset by the Company’s smaller size, capital concerns and significant operating losses.

Based on the above factors, Capitalink applied a selected multiple range and applied it to the Company’s LTM revenue to determine a range of indicated enterprise values. Capitalink then deducted net debt of approximately $3.4 million (which includes approximately $3.6 million in interest bearing debt and approximately $0.2 million in cash) to derive a range of equity values, and then divided by approximately 201.5 million shares outstanding (including Preferred Stock as if converted), to derive an indicated equity value per share range of between approximately $0.04 and $0.06.

None of the target companies in the Comparable Transactions have characteristics identical to the Company. Accordingly, an analysis of comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the target companies in the Comparable Transactions and other factors that could affect the respective acquisition values.

Based on the information and analyses set forth above, Capitalink delivered its written opinion to the Board of Directors, which stated that, as of July 26, 2005, based upon and subject to the assumptions made, matters considered, and limitations on its review as set forth in the opinion the Per Share Consideration is fair, from a financial point of view, to the Company’s common stockholders. Capitalink is an investment banking firm that, as part of its investment banking business, regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements, and for other purposes. The Company determined to use the services of Capitalink because it is a recognized investment banking firm that has substantial experience in similar matters. Capitalink has received a fee in connection with the preparation and issuance of its opinion. In addition, the Company has agreed to indemnify Capitalink for certain liabilities that may arise out of the rendering of the opinion. Capitalink does not beneficially own any interest in the Company and has not provided any other services.

(c)	Intent to Tender

To the best knowledge of the Company, each executive officer, director, affiliate or subsidiary of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns, of record or beneficially. Certain directors and affiliated stockholders who hold approximately 59% of the outstanding Shares as of July 31, 2005, have entered into the Support Agreements pursuant to which they have agreed, in their capacity as stockholders, to tender and sell 61,912,000 Shares (representing approximately 37.5% of the outstanding Shares as of July 31, 2005). See “Item 3—Support Agreements” above.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

Pursuant to an engagement letter, the Company formally retained Capitalink to act as its financial advisor in connection with the proposed sale of the Company. The Board retained Capitalink based upon Capitalink’s qualifications, experience and expertise. Capitalink is a nationally recognized investment banking and advisory firm. Capitalink, as part of its investment banking and financial advisory business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions and private placements.

Pursuant to the engagement letter, Capitalink has received a fee of $55,000 to deliver its financial fairness opinion in connection with the Offer and the Merger. The Company has also agreed to indemnify Capitalink and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Capitalink, or any of its affiliates against certain liabilities and expenses, including liabilities under federal securities laws, related to or arising out of Capitalink’s engagement and the Company shall reimburse Capitalink for reasonable out-of-pocket expenses incurred in rendering its financial fairness opinion.

In addition to fees payable to Capitalink, a fee will be paid to Legg Mason upon completion of the Merger. According to an Engagement Letter dated as of March 25, 2004, as amended, if the Company enters into preliminary or definitive documentation which results in a sale of the Company within six months following termination of such engagement letter (approximately September 4, 2005), then the Company will pay to Legg Mason, upon completion of such sale, an advisory fee equal to approximately $527,000.

Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

On June 6, 2005, Bernard Marden, a stockholder who beneficially owns in excess of 10% of the Company’s common stock, acquired indirect beneficial ownership of 29,800 Shares at $0.15 per Share. The Shares were acquired by the Marden Family Limited Partnership of which Mr. Marden is a 99% Limited Partner and is deemed to be a beneficial owner.

On July 25, 2005, Guy Carbonneau gifted his right, title and interest in and to 15,550 Shares to a charitable organization.

Other than as set forth above, no discretionary transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (a) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (c) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Company’s Board, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

(a)	Delaware Corporation Law

The Company is incorporated under the laws of the State of Delaware.

Short-form merger. Under Section 253 of the Delaware General Corporation Law (“DGCL”), if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer, without a vote of the Company’s stockholders or Board of Directors, in a short-form merger. See also the description of the short-form merger in the Offer to Purchase under the heading “Purpose of the Offer; Plans for the Company; Appraisal Rights”. If, however, Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise, under Section 251 of the DGCL, a vote of the Company’s stockholders will be required to adopt and approve the Merger Agreement. In that event, the Company will also have to comply with the federal securities laws and regulations governing the solicitation of proxies. Among other things, the Company will be required to prepare and distribute a proxy statement or information statement and, as a consequence, a longer period of time will likely be required to effect the Merger.

Appraisal rights. Appraisal rights are not available in the Offer. If the Merger is consummated, holders of Shares at the effective time of the Merger who do not vote in favor of, or consent to, the Merger will have rights under Section 262 of the DGCL to demand appraisal of their Shares. Under Section 262, stockholders who demand appraisal and comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, and to receive payment of that fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

The foregoing summary of Section 262 does not purport to be complete and is qualified in its entirety by reference to Section 262. Failure to follow the steps Section 262 requires for perfecting appraisal rights may result in the loss of those rights.

Appraisal rights cannot be exercised at this time. If appraisal rights are available in connection with the Merger, holders of Shares will receive additional information concerning their appraisal rights and the procedures to be followed in order to perfect them before any action has to be taken in connection with those rights.

(b)	Regulatory Approvals

Except as set forth herein, the Company is not aware of any licenses or regulatory permits that appear to be material to the business of the Company and its subsidiaries, taken as a whole, and that might be adversely affected by the acquisition of Shares in the Offer. In addition, except as set forth herein, the Company is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for the acquisition or ownership of the Shares. Should any such approval or other action be required, the Company expects to seek such approval or action, except as described under “State Takeover Laws.” Should any such approval or other action be required, the Company cannot be certain that they would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to the Company’s or its subsidiaries’ businesses, or that certain parts of the Company’s or any of its subsidiaries’ businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, Parent may not be required to purchase any Shares in the Offer.

State Takeover Laws. Section 203 of the DGCL, in general, prohibits a Delaware corporation such as the Company from engaging in a “Business Combination” (defined as a variety of transactions, including mergers) with an “Interested Stockholder” (defined generally as a person that is the beneficial owner of 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time that such person became an interested stockholder unless: (a) prior to the time such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (b) upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (c) on or subsequent to the date such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of a least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

The Board of Directors has approved the Merger Agreement, the Support Agreements, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Support Agreements for the purposes of Section 203 of the DGCL.

Section 203 provides that, during such three-year period, the corporation may not merge or consolidate with an Interested Stockholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an Interested Stockholder or any affiliate or associate thereof, including, without limitation, (a) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets (except proportionately as a stockholder of the corporation) having an aggregate market value equal to 10% or more of the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of a corporation; (b) any transaction which results in the issuance or transfer by the corporation or by certain subsidiaries thereof of any stock of the corporation or such subsidiaries to the Interested Stockholder, except pursuant to a transaction which effects a pro rata distribution to all stockholders of the corporation; (c) any transaction involving the corporation or any subsidiaries thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned directly or indirectly by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustments); or (d) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

The foregoing description of Section 203 does not purport to be complete and is qualified in its entirety by reference to the provisions of Section 203.

The Company is incorporated under the laws of the State of Delaware and its operations are conducted throughout the United States. A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, stockholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes purport to apply to the Offer or the Merger, the Company believes that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeover of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma, because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. Furthermore, in 2005 in VantagePoint Venture Partners 1996 v. Examen, Inc., the Delaware Supreme Court affirmed the Delaware Court of Chancery’s decision refusing to apply provisions of California law which purport to govern the internal affairs of non-California corporations. The Delaware Supreme Court found that under the internal affairs doctrine, which is mandated by constitutional principles, the law of the state of incorporation applies.

Except as described herein, the Company has not attempted to comply with any state takeover statutes in connection with this Offer or the Merger. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing herein nor any action that the Company takes in connection with the Merger is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, the Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered.

(c)	Litigation

In February 2002, W. David Sykes, the former Executive Vice President of Marketing and Sales of nStor Corporation, Inc., filed a complaint against nStor Corporation, Inc. in the Circuit Court of Palm Beach County, Florida, in which Mr. Sykes claims he was wrongfully terminated under provisions of his employment agreement with nStor Corporation, Inc. In May 2003, Mr. Sykes filed an amended complaint, adding the Company as a defendant, based upon its guaranty of the terms and conditions of the employment agreement between Mr. Sykes and nStor Corporation, Inc. In June 2003, the Company filed a counterclaim against Mr. Sykes for breach of fiduciary duty and unjust enrichment, based upon his sale of Company Common Stock while in possession of material, non-public information. On July 18, 2005, a motion for summary judgment was entered in favor of Mr. Sykes on the counterclaim of the Company. Mr. Levy has agreed to indemnify the Company for any losses, including attorneys fees, in excess of $100,000 that the Company may suffer after May 31, 2005 in connection with the Sykes litigation. See Item 3. Past Contacts, Transactions, Negotiations and Agreements—Indemnification Agreement.

(d)	Purchaser’s Designation of Persons to be elected to the Board of Directors

The Information Statement attached as Schedule II to this Statement is being furnished in connection with the possible designation by Parent, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company’s stockholders and such information is incorporated herein by reference.

Item 9. Exhibits.

No.	Description
(a)(1)(A)	Offer to Purchase, dated August 5, 2005 (incorporated by reference to Exhibit (a)(1)(A) to the Offer to Purchase included in the Schedule TO of Parent filed on August 5, 2005 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Joint Press Release of Parent and the Company, dated July 28, 2005 (incorporated by reference to the Schedule 14D-9C filed by the Company with the SEC on July 28, 2005).

(a)(1)(H)	Summary Advertisement, published August 5, 2005 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).

(a)(2)	Chairman’s Letter to Stockholders of the Company, dated August 5, 2005.*

(e)(1)	Agreement and Plan of Merger, dated as of July 27, 2005, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K, filed August 2, 2005).

(e)(2)	Form of Tender and Stockholder Support Agreement, dated as of July 27, 2005 by and among Parent, Purchaser and each of the Significant Stockholders (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Form of Non-Competition Agreement, dated as of July 27, 2005 by and among Parent and each of the Significant Stockholders (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Mutual Non-Disclosure/Confidentiality Agreement entered into as of September 3, 2004 between nStor Corporation, Inc. and Xyratex Technology Limited (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(5)	Convertible Preferred Stock Purchase Agreement, dated as of July 27, 2005, by and among Parent, Purchaser and H. Irwin Levy (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(6)	Promissory Note dated as of July 27, 2005 issued by Xyratex Technology Limited in favor of nStor Corporation, Inc. (incorporated by reference to Exhibit 2.2 to the Company’s Form 8-K, filed August 2, 2005).

(e)(7)	Intellectual Property License Agreement, dated as of July 27, 2005 between Xyratex Technology Limited and nStor Corporation, Inc. (incorporated by reference to Exhibit 2.3 to the Company’s Form 8-K, filed August 2, 2005).

(e)(8)	Indemnification and Litigation Support Agreement, dated as of July 27, 2005, by and among the Company, nStor Corporation, Inc. and H. Irwin Levy (incorporated by reference to Exhibit 2.4 to the Company’s Form 8-K, filed August 2, 2005).

(e)(9)	Form of Change of Control Agreements between the Company and each of Todd Gresham, Lisa Hart and Guy Carbonneau (incorporated by reference to Exhibit 2.5 to the Company’s Form 8-K, filed August 2, 2005).

(e)(10)	Financial Fairness Opinion of Capitalink, L.C., dated July 26, 2005 (included as Schedule I hereto).*

(e)(11)	The Information Statement of the Company (included as Schedule II hereto).*

*	Included with the Statement mailed to stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

nSTOR TECHNOLOGIES, INC.

By:	/S/ JACK JAIVEN
Jack Jaiven
Interim Chief Financial Officer,
Vice President and Treasurer

Dated: August 5, 2005

SCHEDULE I

Capitalink, L.C. Member NASD/SIPC
One Alhambra Plaza Suite 1410 Coral Gables, Florida 33134 Phone 305-446-2026 Fax 305-446-2926 www.capitalinklc.com

July 26, 2005

Board of Directors

nStor Technologies, Inc.

6190 Corte Del Cedro

Carlsbad, CA 92011

Gentlemen:

We have been advised that nStor Technologies, Inc. (the “Company”) and Xyratex Ltd. (“Xyratex”) have negotiated the key terms of a transaction (the “Transaction”) whereby Xyratex will acquire all of the outstanding common shares of the Company in exchange for aggregate payment of approximately $21.2 million, resulting in per share consideration of $0.105 (the “Per Share Consideration”). We have been retained to render an opinion as to whether, on the date of such opinion, the Per Share Consideration is fair, from a financial point of view, to the Company’s common stockholders.

We have not been requested to opine as to, and the opinion does not in any manner address, the relative merits of the Transaction as compared to any alternative business strategy that might exist for the Company, the decision on whether the Company should complete the Transaction, and other alternatives to the Transaction that might exist for the Company.

In arriving at our opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed the Draft Agreement and Plan of Merger between the Company and Xyratex dated July 26, 2005 (the “Agreement”).

•	Reviewed publicly available information and other data with respect to the Company, including the Annual Report on Form 10-K for the year ended December 31, 2004, the Quarterly Report on Form 10-Q for the period ended March 31, 2005, and the Current Report on Form 8-K dated May 11, 2005.

•	Reviewed the calculation of the Per Share Consideration.

•	Reviewed and analyzed the Company’s current stockholder ownership.

•	Reviewed the historical financial results and present financial condition of the Company.

•	Reviewed and compared the trading of, and the trading market for the Company’s common stock, the Comparable Companies (as defined hereinafter), and a general market index.

•	Reviewed and analyzed the Company’s projected unlevered free cash flows and prepared discounted cash flows.

•	Reviewed and compared certain financial characteristics and trading multiples of companies that were deemed to have characteristics comparable to those of the Company (the “Comparable Companies”).

Board of Directors

nStor Technologies, Inc.

July 26, 2005

•	Reviewed and analyzed the transaction multiples in transactions where such target company was deemed to have characteristics comparable to those of the Company.

•	Reviewed and discussed with representatives of the management of the Company certain financial and operating information furnished by them, including financial analyses with respect to the business and operations of the Company.

•	Inquired about and discussed the Transaction and other matters related thereto with Company management.

•	Performed such other analyses and examinations as were deemed appropriate.

In arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was used by us without assuming any responsibility for any independent verification of any such information and we have further relied upon the assurances of Company management that it is not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial information and projections utilized, we assumed that such information has been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provides a reasonable basis upon which we could make our analysis and form an opinion. We have not made a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets and liabilities (contingent or otherwise) of the Company. In addition, we have not attempted to confirm whether the Company has good title to its assets.

We assumed that the Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statues, rules and regulations. In addition, based upon discussions with Company management, it is assumed that the Transaction will be a taxable event to the Company’s stockholders. We further assumed that the Transaction will be consummated substantially in accordance with the terms set forth in the Agreement, without any further amendments thereto, and without waiver by the Company of any of the conditions to any obligations or in the alternative that any such amendments, revisions or waivers thereto will not be detrimental to the Company or the common stockholders of the Company.

Our analysis and opinion are necessarily based upon market, economic and other conditions, as they exist on, and could be evaluated as of July 26, 2005. Accordingly, although subsequent developments may affect our opinion, we do not assume any obligation to update, review or reaffirm our opinion.

Our opinion is for the use and benefit of the Board of Directors in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should proceed with respect to the Transaction. We do not express any opinion as to the underlying valuation or future performance of the Company or the price at which the Company’s common stock would trade at any time in the future.

Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the Per Share Consideration is fair, from a financial point of view, to the Company’s common stockholders.

In connection with our services, we have previously received a retainer and will receive the balance of our fee upon the rendering of this opinion. Neither Capitalink nor its principals beneficially own any interest in the Company. Capitalink has not provided any other services to the Company within the past two years. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering this opinion.

I-2

Board of Directors

nStor Technologies, Inc.

July 26, 2005

Our opinion is for the use and benefit of the Board of Directors and is rendered in connection with its consideration of the Transaction and may not be used by the Company for any other purpose or reproduced, disseminated, quoted or referred to by the Company at any time, in any manner or for any purpose, without the prior written consent of Capitalink, except that this opinion may be reproduced in full in, and references to the opinion and to Capitalink and its relationship with the Company may be included in filings made by the Company with the Securities and Exchange Commission, if required by Securities and Exchange Commission rules, and in any proxy statement or similar disclosure document disseminated to shareholders if required by the Securities and Exchange Commission rules.

Very truly yours,

/s/    Capitalink, L.C.

Capitalink, L.C.

I-3

SCHEDULE II

nSTOR TECHNOLOGIES, INC.

6190 CORTE DEL CEDRO

CARLSBAD, CALIFORNIA 92011

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14f-1 THEREUNDER

Background Information

This information statement (this “Information Statement”) is being mailed on or about August 5, 2005 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of nStor Technologies, Inc. (the “Company”). You are receiving this Information Statement in connection with the possible election of persons designated by Xyratex Ltd, a Bermuda corporation (“Parent”), to a majority of seats on the board of directors of the Company (the “Board of Directors” or the “Board”). There will be no vote or other action by stockholders of the Company in connection with this Information Statement. Voting proxies regarding shares of the Common Stock (as defined below) are not being solicited from any stockholder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

On July 27, 2005, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Normandy Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”), pursuant to which Purchaser has commenced an offer to purchase each share of common stock, par value $0.05 per share, of the Company (the “Shares”), for $0.105, net to the seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase relating to the offer, dated August 5, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on August 5, 2005.

The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law, Purchaser will be merged with and into the Company (the “Merger”). Following consummation of the Merger, the Company will continue as the surviving corporation and will be an indirect wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than treasury Shares and Shares that are owned by Parent, Purchaser or any subsidiary of Parent) will be converted into the right to receive the same amount of cash as is paid in the Offer.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Information set forth herein related to Parent, Purchaser or the Parent Designees (as defined below) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

Pursuant to the Merger Agreement, Purchaser commenced the Offer on August 5, 2005. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on September 2, 2005.

The Parent Designees

The Merger Agreement provides that, promptly upon the payment for the Shares by Purchaser pursuant to the Offer representing at least the number of Shares that satisfy the Minimum Condition (as defined in the Offer), Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors (the “Parent Designees”) as is equal to the product of the total number of directors on the Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by a fraction, the numerator of which is the aggregate number of Shares beneficially owned by Parent or any of its affiliates, and the denominator of which is the total number of Shares then outstanding (including, in each case, any outstanding securities of the Company owned by Parent or any of its affiliates, convertible or exchangeable into or exercisable for Shares on as-converted basis). The Merger Agreement provides that the Company will take all action necessary to cause the Parent Designees to be elected or appointed to the Board of Directors, including seeking and accepting resignations of incumbent directors.

Notwithstanding the foregoing, the parties have agreed to use their respective reasonable efforts to ensure that at least two of the members of the Board of Directors shall, at all times prior to the Effective Time, be directors of the Company who were directors on the date of the Merger Agreement (the “Continuing Directors”). If the number of Continuing Directors is reduced below two for any reason, the remaining Continuing Director will be entitled to designate the person to fill such vacancy, who shall be deemed to be a Continuing Director for purposes of the Merger Agreement. If no Continuing Directors then remain, the other directors of the Company then in office will use their respective reasonable efforts to designate two persons to fill such vacancies who will not be directors, officers, employees or affiliates of Parent or Purchaser or any of their respective subsidiaries, and such persons will be deemed to be Continuing Directors for purposes of the Merger Agreement.

Parent has informed the Company that it will choose the Parent Designees from the directors and executive officers of Parent set forth in the table below. Parent has informed the Company that each of the directors and executive officers of Parent set forth in the table below has consented to act as a director of the Company, if so designated. Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the Parent Designees. The principal business address of Parent and, unless otherwise indicated, the business address of each person identified below is Langstone Road, Havant P09 1SA, United Kingdom. In the event that the formula used to determine how many directors Parent will be entitled to designate allows for Parent to choose only six directors, Paul Wetton will not be a Parent Designee.

Name	Age	Position	Country of Citizenship
Steve Barber	44	Chief Executive Officer and Director	United Kingdom
Richard Pearce	35	Chief Financial Officer	United Kingdom
Steve Thompson	51	Chief Technology Officer	United Kingdom
Adam Wray	37	Executive Vice President of Storage Infrastructure	United Kingdom
Will Leonard	44	Executive Vice President of Integrated Systems Business Development	United Kingdom
Sundeep Bains	30	Group General Counsel	United Kingdom
Paul Wetton	40	Director of Legal and Information Services	United Kingdom

Mr. Barber has served as Chief Executive Officer of Xyratex Ltd and its predecessor companies since February 2003, having previously served as President from March 2002 and as Executive Vice President and Director of Business Development from October 2000. Prior to assuming these positions, Mr. Barber led the development of Xyratex warranty and repair business from a small U.K. based company to a global business with operations in Europe, the United States and Southeast Asia. Xyratex warranty and repair business was sold to

Teleplan in June 1999. Mr. Barber acted as a division president of Teleplan from June 1999 before leaving Teleplan and re-joining Xyratex business in October 2000. Mr. Barber was a member of the executive team that led Xyratex 1994 management buy-out from IBM and, prior to that, held a number of management positions with IBM. Mr. Barber holds a Bachelor of Science degree in electronic engineering from the University of Natal, Durban, South Africa. Mr. Barber also serves as a director on the boards of directors of several of Xyratex Subsidiaries.

Mr. Pearce has served as Chief Financial Officer of Xyratex Ltd and its predecessor companies since September 2003 and previously served as Treasurer and as Group Tax Manager following Xyratex management buy-out from IBM in 1994. Mr. Pearce has played a significant role in material acquisition, divestiture and financing activities. Prior to joining Xyratex Ltd, Mr. Pearce held a number of financial positions within IBM over a period of six years. Mr. Pearce is a member of the Chartered Institute of Management Accountants.

Mr. Thompson has served as Chief Technology Officer of Xyratex Ltd and its predecessor companies since December 1999. Mr. Thompson has held several senior management positions within Xyratex and was responsible for the initial business development of Xyratex Storage and Network Systems and Storage Infrastructure product lines. Mr. Thompson formerly worked for IBM, where he gained extensive experience in engineering and operational management in the United Kingdom and Japan, and, prior to that, for GEC Telecommunications. Mr. Thompson has a degree from Swansea University in computer technology.

Mr. Wray has served as Executive Vice President of Storage Infrastructure since December 2001. Prior to this time, Mr. Wray served in several business management and engineering positions within Xyratex Storage Infrastructure business. In his 18 years of experience in the disk drive industry, Mr. Wray has held a variety of engineering and management appointments both at Xyratex and at IBM. Over this time period, he has also spent two years in the IBM advanced manufacturing group in Japan, and one and a half years in Irvine, California in key customer account management and engineering management roles. Mr. Wray holds a Bachelor of Engineering degree from the Special Engineering Programme, Brunel University, London.

Mr. Leonard has served as Executive Vice President of Integrated Systems Business Development since November 2002, and has held a variety of senior management positions at Xyratex since the management buy-out from IBM in 1994. In his capacity as Executive Vice President of Integrated Systems Business Development, Mr. Leonard is responsible for developing and exploiting recently acquired integrated switch technology. Prior to joining Xyratex, Mr. Leonard worked for IBM beginning in 1984, where he developed extensive experience in the development of storage and storage infrastructure products. Mr. Leonard began his career with British Aerospace in 1979 and holds an M.A. from the University of Cambridge.

Mr. Bains has held the position of Group General Counsel since October 2002. Mr. Bains has been a member of Parent’s legal department since October 2000. Prior to joining Parent, Mr. Bains practiced law at a leading law firm.

Mr. Wetton has been Director of Legal and Information Services since April 2005. Prior to this, Mr. Wetton held senior management positions within Parent’s corporate function for many years in areas relating to Corporate Marketing, Business Development and Information Services Strategy.

Certain Information Concerning the Company

The Common Stock and the Series M Convertible Preferred Stock are the only classes of equity securities of the Company which are outstanding and entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock is entitled to one vote. Each share of Series M Convertible Preferred Stock is entitled to vote on all matters and is entitled to that number of votes equal to the largest number of shares of Common Stock into which such shares of Series M Convertible Preferred Stock could be converted on the record date for the determination of stockholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited. As of July 31, 2005, (i) there were 165,097,838 issued and outstanding shares of Common Stock and (ii) Series M Convertible Preferred Stock with a stated value of $9,100,000 was held by the Company’s Chairman of the Board, H. Irwin Levy. Immediately

prior to the commencement of the Offer, Parent and its subsidiaries owned no Shares. However, Parent and Purchaser may be deemed to beneficially own 61,912,000 Shares, representing approximately 37.5% of the outstanding Shares as of July 31, 2005, as a result of Tender and Stockholder Support Agreements that were entered into by certain stockholders of the Company in connection with the Merger Agreement, pursuant to which such stockholders agreed to tender such Shares. Purchaser has agreed to purchase the Series M Convertible Preferred Stock from Mr. Levy as promptly as practicable following Purchaser’s acquisition of greater than 90 percent of the outstanding shares of the Company’s common stock pursuant to the Offer, and, if applicable, the Top-up Option or otherwise, for $3,822,000 plus accrued and unpaid dividends on the Series M Convertible Preferred Stock through the closing date.

INFORMATION CONCERNING

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

OF THE COMPANY

Terms of Directors

Each elected director serves a one year term, which runs until the next Annual Meeting of Stockholders or until his or her successor has been duly elected or appointed and qualified.

Directors and Executive Officers

Name	Age	Position
H. Irwin Levy	79	Chairman of the Board
Stanley Brenner	79	Director
Roger H. Felberbaum	62	Director
K. Todd Gresham	44	Chief Executive Officer, President and Director
Mark Shirman	47	Director
Michael L. Wise	62	Director
Guy Carbonneau	43	Vice President, Technical Advisor
Lisa Hart	46	Executive Vice President, Marketing and Alliances
Jack Jaiven	59	Vice President, Treasurer and Interim Chief Financial Officer
Bruce E. Menn	59	Vice President, Operations
Tomlinson Rauscher	59	Vice President, Research and Development
Matthew Szydlowski	54	Vice President, World Wide Sales

H. Irwin Levy has served as the Company’s Chairman of the Board since April 2003. Previously, Mr. Levy served as the Company’s Chairman of the Board from 1987 until July 1991 and from June 1998 until August 2001. Mr. Levy also served as the Company’s Vice Chairman from August 2001 until April 2003. Mr. Levy has been Chairman of the Board and Chief Executive Officer of Hilcoast Development Corp. (Hilcoast), a real estate development and management company, and certain affiliated companies, all of which are privately held businesses, since August 1992. Mr. Levy was Chairman of the Board of CV Reit, Inc., a NYSE listed Real Estate Investment Trust (REIT) from December 1997 until June 2000 at which time he became a director of Kramont Realty Trust (Kramont), successor in merger to CV Reit. Mr. Levy was Chairman of the Board of Kramont from July 2003 until April 2005 when Kramont was acquired by another REIT. Mr. Levy also served as Chairman of the Board and Chief Executive Officer of CV Reit from 1985 until July 1992.

Stanley Brenner has served as a director of the Company since February 2003. Mr. Brenner was, for more than thirty years and until his retirement in 1990, a partner with Laventhol & Horvath, certified public accountants, or a firm which merged into Laventhol & Horvath. Since that time, Mr. Brenner has been a private investor.

Roger H. Felberbaum has served as a director of the Company since February 2000. Mr. Felberbaum has been a Senior Vice President with Legg Mason, a NYSE money management firm, since March 2001. Previously he was Managing Director at ING Baring from September 1997 until March 2001 and Senior Managing Director of Furman Selz from October 1983 until September 1997.

K. Todd Gresham has served as Chief Executive Officer, President and a director of the Company since April 2004. Mr. Gresham founded Meritage Associates (Meritage) in April 2001, a consultancy firm focused on data storage, information management and network infrastructure markets, and was its President from April 2001 until April 2004. Previously, Mr. Gresham became Vice President of Global OEM and Reseller Sales for EMC Corporation in September 1999 when EMC acquired Data General. Mr. Gresham held this position through April 2001. Mr. Gresham held several executive positions with CLARiiON (a division of Data General) from October 1995 through September 1999. Mr. Gresham has 23 years of data storage experience with particular emphasis in organizational leadership and development, global channel strategy, channels development and marketing. Mr. Gresham serves on the Board of Directors of Glasshouse Technologies, Inc. and is a member of its Compensation Committee.

Mark Shirman has served as a director of the Company since November 2004. Mr. Shirman is the founder and Chief Executive Officer of Glasshouse Technologies, Inc. (Glasshouse), a privately held storage service provider formed in July 2001. Previously, Mr. Shirman served as Chief Technology Officer and Executive Vice President for Convergent Group from October 1999 until October 2000, a publicly held company focused on providing services to the utility industry. Mr. Shirman also served as Senior Vice President for Cambridge Technology Partners where he was responsible for E-Business and CRM solutions.

Michael L. Wise has served as a director of the Company since 1989 and previously served as the Company’s Chairman of the Board from July 1991 until June 1998 and as Vice Chairman of the Board from June 1998 until November 1999. Mr. Wise is a director of Home Director, Inc., successor in merger to Netword, Inc., a publicly held company that designs, manufactures, sells and installs home networking products. He served as Chairman of the Board of Netword from December 1996 until December 2002 and as Chief Executive Officer from August 1997 through December 2002. Mr. Wise serves as Chairman of the Board of PKW Interactive, a privately held internet content company. Mr. Wise earned his Ph.D. in physics at Brandeis University.

Guy Carbonneau has served as Vice President, Technical Advisor of, or other executive positions with, the Company since April 2000. Mr. Carbonneau has been employed by the Company since June 1996 when the Company acquired the net assets of Seagate Peripherals. Previously, Mr. Carbonneau had been employed by Seagate and its predecessor, Conner Storage Systems Group, since 1992. Mr. Carbonneau has held various management and development positions focused on research and development for external storage, has over 20 years of experience in the computer industry and holds five US patents in the area of computer storage and systems architectures.

Lisa Hart has served as Executive Vice President, Marketing and Alliances since April 2004. Ms. Hart was a senior partner with Meritage from May 2002 until April 2004. Ms. Hart was a partner with IN_Fusion from May 2000 to May 2002, an advisory services firm focused on data storage and network markets. From October 1983 until May 2000 Ms. Hart held various executive positions with StorageTek. Ms. Hart has over 20 years of storage and storage networking experience. Ms. Hart sits on the advisory board of Glasshouse and CaminoSoft Corp.

Jack Jaiven has served as Vice President and Treasurer since July 1999 and Interim Chief Financial Officer of the Company since May 2004. Mr. Jaiven also served as Chief Financial Officer from July 1989 until January 1991, from January 1997 until October 1997 and from July 1999 until July 2001. Mr. Jaiven. a certified public accountant, has served as a Vice President of Hilcoast since July 1992 and as a Vice President of Cenvill Recreation, Inc. and various affiliates (real estate management companies) since May 1999. Mr. Jaiven has served in various executive financial positions for a number of public companies during the past 35 years.

Bruce E. Menn has served as Vice President, Operations , and previously as Vice President, Customer Service since April 2002 following his employment with the Company in November 2001. Mr. Menn held various executive management positions with Printronix from July 1988 to November 2001, including Vice President of Customer Support from August 1998 to November 2001. Mr. Menn has in excess of thirty years experience in operations, design, development, engineering, product management and customer support.

Tomlinson Rauscher has served as Vice President, Research and Development since December 2004. Mr. Rauscher previously served as Chief Operating Officer of Digi-Data Corporation, a privately held manufacturer of RAID controllers, from 1997 until 2004. From 1980 until 1997, Mr. Rauscher served in a number of positions with Xerox Corporation including Manager of the Software Systems Design in the Electronics Division and Manager of the System Products Family Group in the Engineering Systems Division. Mr. Rauscher has in excess of 20 years of experience managing the development of computer systems and storage products. Mr. Rauscher earned his Ph.D. in Computer Science at the University of Maryland and his M.B.A. at the University of Rochester William E. Simon School of Business Administration.

Matthew Szydlowski has served as Vice President, World Wide Sales since October 2004. Mr. Szydlowski previously served as Manager of Business Development for Cisco Systems from September 2002 until October 2004. From October 2001 until June 2002, Mr. Szydlowski served as Strategic Account Manager for Quest Software and from 1991 through 2001 held various executive sales positions with EMC Corporation. Mr. Szydlowski has in excess of twenty years of sales experience focused on emerging technologies.

Certain Relationships and Related Transactions

Loans and Investments made by Mr. Levy. The following table presents transactions that occurred during 2004 regarding borrowings from Mr. Levy (including transactions with affiliates of Mr. Levy):

Balance at beginning of year	$6,941,000
Advances	6,894,000
Repayments	(1,810,000)
In connection with extensions of maturity dates:
Accrued interest added to loans	240,000
Accrued out of pocket business expenses added to loan	46,000
Note purchased from unrelated third party	118,000
Other	(4,000)
Balance at end of the year	$12,425,000

Effective January 13, 2005, $9.1 million of borrowings from Mr. Levy was satisfied through the issuance of newly created Series M Convertible Preferred Stock with a stated value of $9.1 million. The remaining borrowings of $3.3 million includes (i) a $3.15 million promissory note due April 16, 2006, as extended, accruing interest at 6% effective August 1, 2004 (reduction from 8%), payable monthly, and (ii) a $175,000 convertible note due April 16, 2006, as extended, accruing interest at 8%, payable monthly, and convertible into the Company’s Common Stock at a conversion price of $.80 per share. Pursuant to the Merger Agreement, it is a condition to the Offer that the outstanding notes issued by the Company to Mr. Levy and his affiliates be amended and restated to provide for a four-year non-convertible term loan with quarterly payments of interest at the lesser of prime plus 100 basis points or seven percent per annum. The Preferred Stock accrues dividends at 5% per annum, payable quarterly, and is convertible into common stock at $.25 per share after January 13, 2006. On December 31, 2004, the date the Preferred Stock was approved by the Board of Directors, the closing market price of the Company’s common stock was $.23 per share. The Company has the right, at any time, to redeem all or a portion of the Preferred Stock at a redemption price equal to the stated value of the Preferred Stock plus any accrued and unpaid interest. Purchaser has agreed to purchase the Series M Convertible Preferred Stock from Mr. Levy as promptly as practicable following Purchaser’s acquisition of greater than 90 percent of the outstanding shares of the Company’s common stock pursuant to the Offer, and, if applicable, the Top-up Option or otherwise, for $3,822,000 plus accrued and unpaid dividends on the Series M Convertible Preferred Stock through the closing date.

During June 2005, Mr. Levy advanced $400,000 to the Company. On July 28, 2005, the Company repaid these advances, including interest thereon at 6% per annum, from the funds loaned to the Company by the Parent.

Advances of $1.8 million made by Mr. Levy during 2003 and 2004 were collateralized by 5,000,000 shares of common stock of Stonehouse Technologies Inc. (Stonehouse), the Company’s former telemanagement solutions subsidiary, pursuant to a Stock Pledge Agreement dated October 23, 2003. This collateral was released in connection with the Company’s disposition of Stonehouse in November 2004.

No interest was paid to Mr. Levy in cash during the year ended December 31, 2004. Effective December 31, 2004, Mr. Levy forgave $566,000 of accrued and unpaid interest.

Mr. Levy provided collateral for a bank to issue a $1 million letter of credit (LC) for the benefit of the Company’s previous outsource manufacturing contractor, subsequently reduced to $500,000. The Company bore the cost of all fees in connection with the LC and agreed to indemnify Mr. Levy for any amounts paid by Mr. Levy as a result of any drawing upon the LC. No amounts had been drawn on the LC when it expired September 24, 2004.

Sale of Notes Receivable. In connection with the Company’s November 2004 disposition of Stonehouse, the Company received two promissory notes as part of the consideration as follows: a $626,000 Twelve Month Note and a $453,000 Thirty-Six Month Note. On March 29, 2005, Mr. Levy agreed to purchase the Company’s $626,000 Twelve Month Note for the face amount of the note. On that date, Mr. Levy paid $426,000 in cash and paid the remaining $200,000, plus interest at 8% per annum, on April 14, 2005. On May 11, 2005, Mr. Levy agreed to purchase the Company’s $453,000 Thirty-Six Month Note for $350,000. The Company has the right to repurchase the Thirty-Six Month Note through November 11, 2005 for $350,000 plus 6% per annum thereon through the date of purchase.

Hilcoast Advisory Services, Inc. (Advisor) and Cenvill Recreation, Inc. (Cenvill). Commencing in October 1999, the Company entered into an agreement in which it has been charged $5,000 per month, plus reimbursement of out-of-pocket business expenses, from Advisor for certain financial consulting and administrative services provided to the Company. Mr. Levy is the Chairman of the Board and Chief Executive Officer and Mr. Jaiven is an officer of Advisor. Effective November 30, 2004, the agreement was terminated and $250,000 representing the unpaid monthly fee since October 2000 was forgiven. Effective December 1, 2004, the Company entered into a new advisory agreement with Cenvill to provide similar services as provided by Advisor for $5,000 per month. Mr. Levy is a director and officer and Mr. Jaiven is an officer of Cenvill.

Loans made by Mr. Marden. As of June 30, 2005, Mr. Marden held a $175,000 convertible note which is convertible at Mr. Marden’s option into the Company’s Common Stock based on a conversion price of $.80 per share (the average of the high and low sales prices for the Company’s Common Stock two days following the issuance of a specified public announcement). This note is due April 16, 2006, as extended. Pursuant to the Merger Agreement, it is a condition to the Offer that this note be amended and restated to eliminate the conversion feature.

Meritage. Prior to Mr. Gresham’s employment as Chief Executive Officer and President of the Company in April 2004, the Company engaged Meritage to provide consulting services from January 2004 until Mr. Gresham’s employment in April 2004. During this period, the Company paid a total of $284,414 to Meritage comprised of $244,188 in consulting fees and $40,226 in out of pocket business expenses. Mr. Gresham founded Meritage in April 2001 and was its president from April 2001 until joining the Company.

Glasshouse. Glasshouse provides customer support and services to the Company’s customers. The Company paid Glasshouse $46,000 during the year ended December 31, 2004. Mr. Gresham serves on the Board of Directors of Glasshouse and is a member of its compensation committee. Ms. Hart serves on the advisory board of Glasshouse. Mr. Shirman is the founder, Chief Executive Officer, President and a director of Glasshouse.

Legg Mason. Pursuant to an Engagement Letter dated as of March 25, 2004, as amended, between the Company and Legg Mason, Legg Mason was (i) engaged to aid the Company in obtaining one or more commitments from financial institutions for the placement of the Company’s securities, and (ii) entitled to an irrevocable fee of $50,000, a percentage of the proceeds from any financing (the percentage varying depending on the type of financing which the Company obtained) and a fee of approximately $527,000 if the Company enters into preliminary or definitive documentation which results in a sale of the Company within six months following termination of such engagement letter (approximately September 4, 2005). Because no financing was ever consummated, Legg Mason will not receive fees in relation to a financing. However, Legg Mason will receive the approximately $527,000 fee upon completion of the Merger. Mr. Felberbaum is, and was at the time of execution of such Engagement Letter, a senior vice president with Legg Mason.

Option Agreements. In January 2005, the Company entered into option agreements with two of its largest stockholders, Pacific Technology Group, Inc. and Halco Investments, L.C., in which the Company has the right to purchase a total of 68,000,000 shares of its common stock for $.22 per share through November 30, 2005.

Management believes that the terms of each of the foregoing transactions described above are fair and reasonable and as favorable to the Company as could be obtained from unaffiliated third parties.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Act of 1934, as amended, requires the Company’s directors, certain officers and stockholders who own more than ten percent of the Company’s equity securities to file initial reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the SEC. SEC regulations require such stockholders to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, based solely on a review of the copies of such reports furnished to it and written representations that no other reports were required, the officers, directors and greater than ten percent beneficial owners of the Company’s common stock have complied with all applicable Section 16(a) filing requirements except as follows (due to administrative delays): (i) Tomlinson Rauscher, Vice President, Research and Development, did not file an Initial Statement of Beneficial Ownership on Form 3 on a timely basis when he was appointed an executive officer of the Company on December 29, 2004 and was granted an option to purchase 2,063,000 shares of common stock; (ii) Matthew Szydlowski, Vice President, World Wide Sales did not file an Initial Statement of Beneficial Ownership on Form 3 on a timely basis when he was appointed an executive officer of the Company on October 29, 2004 and was granted an option to purchase 3,700,000 shares of common stock; and (iii) Mr. Shirman, director, did not file Initial Statement of Beneficial Ownership on Form 3 on a timely basis when he was elected to the Board of Directors on November 29, 2004. Pacific Technology Group, Inc., a 10% stockholder, did not file Statements of Changes in Beneficial Ownership on Form 4’s for transactions that occurred in 2004.

Board Meetings and Committees

During the year ended December 31, 2004, the Board of Directors held two meetings and on five occasions took action by unanimous written consent. Mr. Levy, Mr. Brenner and Mr. Shapiro attended both meetings held during 2004. Mr. Wise and Mr. Felberbaum attended one meeting. Mr. Gresham and Mr. Shirman attended the one meeting held following their appointment to the Board of Directors.

The Board of Directors has an Audit Committee. The Audit Committee, which held five meetings during 2004, is composed of Mr. Brenner (Chairman) and Mr. Wise. Mr. Shapiro served as a member of the Audit Committee until his resignation from the Board of Directors on July 19, 2005. The Audit Committee performs its duties pursuant to the Audit Committee Charter, as amended, in the form in which it was adopted by the Audit Committee on November 12, 2004. All three members of the Audit Committee qualify as “independent” directors under the current listing standards of the American Stock Exchange (AMEX). The functions of the Audit Committee are described in the Audit Committee Charter and include overseeing the financial reporting process and the effectiveness of the Company’s internal, accounting and financial controls, and making recommendations to the Board, including the designation of independent auditors on an annual basis.

The Company does not have a nominating committee established by the Board of Directors because all members of the Board of Directors consider and debate any nominees to the Board of Directors. The Board of Directors will consider nominees proposed by a number of sources, including any nominees proposed by stockholders. Although the Company has no formal policy regarding stockholder nominees, the Board of Directors believes that stockholder nominees should be viewed in substantially the same manner as other nominees. To recommend a prospective nominee for consideration by the Board of Directors, stockholders should submit the candidate’s name and contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and the Company within the last three years and evidence of the nominating person’s ownership of Company Shares to the Company’s Chief Financial Officer in writing at the following address: 1601 Forum Place, Suite 500, West Palm Beach, Florida 33401.

Communications with the Directors

The Company does not have formal procedures for stockholder communication with the Board of Directors. Any matter intended for the Board of Directors, or for any individual member or members of the Board of Directors, should be directed to the Company’s Chief Financial Officer at 1601 Forum Place, Suite 500, West Palm Beach, Florida 33401, with a request to forward the same to the intended recipient. In general, all stockholder communications delivered to the Chief Financial Officer for forwarding to the Board of Directors or specified directors will be forwarded in accordance with the stockholder’s instructions. However, the Company reserves the right not to forward to directors any abusive, threatening or otherwise inappropriate materials.

Policy on Director Attendance at Annual Meetings

The Company has not held an Annual Meeting of Stockholders since October 8, 2002. The Company does not have a policy requiring Board members to attend the Company’s Annual Meetings of Stockholders. Attendance at the annual meeting is not considered by the Board in assessing director performance.

Report of the Audit Committee

The Audit Committee has reviewed and discussed the Company’s audited financial statements for the year ended December 31, 2004, with the Company’s management. The Audit Committee has discussed with Swenson Advisors, LLP, the Company’s independent public accountants, the matters required to be discussed by Statement on Auditing Standards No. 61 (as modified and supplemented). The Audit Committee also has received the written disclosures and letter from Swenson Advisors, LLP required by Independence Standards Board Standard No. 1 (as modified and supplemented), and has discussed with Swenson Advisors, LLP its independence. Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the Company’s audited financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 for filing with the SEC.

Respectfully submitted,

Stanley Brenner

E. Donald Shapiro

Michael L. Wise

Compensation Committee Interlocks and Insider Participation

The entire Board of Directors, including the Company’s Chief Executive Officer and President, Mr. Gresham, participated in deliberations concerning compensation paid to the Company’s executive officers during 2004 because the Company had not established a Compensation Committee. Mr. Gresham was not present during deliberations regarding his compensation. In February 2005, the Company established a Compensation Committee consisting of Mr. Shapiro (Chairman), Mr. Levy and Mr. Shirman. Mr. Shapiro is no longer a member of the Compensation Committee following his resignation from the Board of Directors on July 19, 2005.

Mr. Gresham serves on the Board of Directors of Glasshouse and is a member of its compensation committee. Ms. Hart serves on the advisory board of Glasshouse. Mr. Shirman is the founder, Chief Executive Officer, President and a director of Glasshouse. See discussion under “Certain Relationships and Related Transactions” for disclosures regarding a business relationship between the Company and Glasshouse.

SECURITY OWNERSHIP OF COMMON STOCK BY CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The following table shows the number of shares of common stock beneficially owned as of July 31, 2005 by the following individuals or groups:

•	each person who the Company knows beneficially owns more than 5% of its common stock;

•	each director;

•	each executive officer named in the Summary Compensation Table; and

•	all of the Company’s directors and executive officers as a group.

Unless otherwise indicated, the address for each named person is c/o nStor Technologies, Inc., 6190 Corte Del Cedro, Carlsbad, California 92011.

The number of shares beneficially owned by each individual or group is based upon information in documents filed by such person with the SEC, other publicly available information or information available to the Company. Percentage ownership in the following table is based on 165,097,838 shares of common stock outstanding as of July 31, 2005.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percentage of Outstanding Shares

Barry S. Halperin (2) 500 Southeast Fifth Avenue – Penthouse #01 Boca Raton, FL 33432	53,149,392	(2)	32.2

H. Irwin Levy 1601 Forum Place, Suite 500 West Palm Beach, FL 33401	24,455,906	(3)	14.7

Pacific USA Holdings Corp. (4) 2901 North Dallas Parkway – Suite 100 Plano, TX 75093	24,410,676		14.8

Pacific Electric Wire & Cable Co., Ltd. (4) 2901 North Dallas Parkway – Suite 100 Plano, TX 75093	24,410,676		14.8

Bernard Marden Two North Breakers Row Apartment N – Penthouse #3 Palm Beach, FL 33480	21,440,839	(5)	13.0

Stanley Brenner	36,600	(6)	*

Guy Carbonneau	970,000		*

Roger H. Felberbaum	282,500	(7)	*

K. Todd Gresham	3,593,750		2.1

Thomas L. Gruber	—		—

Lisa Hart	644,690		*

Bruce Menn	125,000		*

E. Donald Shapiro	96,600	(8)	*

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percentage of Outstanding Shares

Mark Shirman	150,000		*

Michael L. Wise	679,112	(9)	*

All executive officers and directors as a group	31,923,939		18.5

*Less	than 1%.

(1)	Unless otherwise indicated in the table, each stockholder listed has the sole power to vote and direct disposition of the shares of common stock shown as beneficially owned by such stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of the Company’s common stock subject to options, warrants and convertible instruments that are presently exercisable or exercisable within 60 days of July 31, 2005 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage of ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.: Mr. Levy—920,000 shares; Mr. Marden—343,750 shares; Mr. Brenner—20,000 shares; Mr. Carbonneau—970,000 shares; Mr. Felberbaum—100,000 shares; Mr. Gresham—3,593,750 shares; Ms. Hart—644,690 shares; Mr. Menn—125,000 shares; Mr. Shapiro—40,000 shares; Mr. Shirman—150,000 shares; Mr. Wise—272,000 shares; and all executive officers and directors as a group—7,525,420 shares.

(2)	Barry S. Halperin (Mr. Halperin) is the son of Maurice Halperin, former Chairman of the Board of Directors until his death in April 2003. Mr. Halperin was qualified to act as Personal Representative of Maurice Halperin’s estate on June 2, 2003 and is deemed to have acquired beneficial ownership of the securities in his father’s estate at that time. Shares presented consists of 50,015,048 shares owned indirectly through Halco Investments, L.C. and controlled by Mr. Halperin, 3,019,744 shares owned directly by Mr. Halperin, and 114,600 shares owned by the Halperin Foundation in which Mr. Halperin is a co-trustee with his sibling, Carol Minkin.

(3)	Includes 14,000,549 shares owned directly by Mr. Levy; also includes 5,534,357 shares owned indirectly by corporations affiliated with Mr. Levy, 1,000 shares owned jointly with Mr. Levy’s spouse and 4,000,000 shares owned by Mr. Levy’s spouse. Excludes 218,750 shares beneficially owned by Cenvill Recreation, Inc. Mr. Levy owns 1% of the outstanding common stock of Cenvill Recreation. In addition, Mr. Levy owns 9,100 shares of Series M Convertible Preferred Stock that is convertible commencing January 13, 2006 into 36,400,000 shares of common stock which may be voted on an as converted basis.

(4)	Pacific Electric Wire & Cable Co., Ltd is the parent corporation of Pacific USA Holdings Corp., which is the parent corporation of Pacific Technology Group, Inc. (the stockholder) and as such, may be deemed the beneficial owner of the shares held by such entities.

(5)	Includes 4,080,058 shares owned indirectly by a trust for which Mr. Marden is a trustee, 1,689,125 shares held by a limited partnership for which Mr. Marden is the limited partner and holds a 99% interest, and 15,327,906 shares held directly by Mr. Marden.

(6)	Includes 16,600 shares owned by Mr. Brenner’s spouse as to which Mr. Brenner disclaims beneficial ownership.

(7)	Includes 7,500 shares held by Mr. Felberbaum’s spouse.

(8)	Includes 56,600 shares owned by Mr. Shapiro’s spouse as to which Mr. Shapiro disclaims beneficial ownership. Mr. Shapiro resigned from the Board of Directors on July 19, 2005.

(9)	Includes 143,002 shares owned indirectly as follows, as to which Mr. Wise disclaims beneficial ownership: 92,602 shares owned by Mr. Wise’s spouse, and 50,400 shares owned jointly by Mr. Wise’s spouse and his mother.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The table below shows the compensation of the Chief Executive Officers and the four other most highly compensated executive officers of the Company as of December 31, 2004, for the last three fiscal years.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Underlying Options	All Other Compensation
	($)	($)	($)	($)	(#) (4)	($)
K. Todd Gresham (1) Chief Executive Officer and President	2004 2003 2002	226,784 — —	50,000	—	11,500,000 — —	— — —

H. Irwin Levy (2) Former Chief Executive Officer	2004 2003 2002	— — —	— — —	15,500 16,000 15,000	20,000 720,000 20,000	— — —

Guy Carbonneau Vice President, Technical Advisor	2004 2003 2002	150,104 127,745 127,928	5,619 — —	— — —	— — 700,000	— — —

Thomas L. Gruber (3) Former Acting President, Chief Operating and Financial Officer	2004 2003 2002	118,077 173,472 174,925	— — —	— — —	— — 700,000	— — —

Lisa Hart (5) Executive Vice President, Marketing and Alliances	2004 2003 2002	116,422 — —	15,200 — —	— — —	2,063,000 — —	— — —

Bruce Menn Vice President, Operations	2004 2003 2002	125,000 120,833 114,128	5,001 — —	— — —	— — 150,000	— — —

(1)	Mr. Gresham became the Company’s Chief Executive Officer and President on April 21, 2004.

(2)	Mr. Levy was appointed the Company’s Chief Executive Officer in June 2001 and served in that capacity until April 21, 2004. Mr. Levy did not receive compensation for his services as Chief Executive Officer. The compensation reported represents fees earned in the fiscal years shown above in his capacity as a Director.

(3)	Mr. Gruber resigned from the position of the Company’s acting President, Chief Operating and Financial Officer on April 30, 2004.

(4)	Represents number of shares under options granted during each year.

(5)	Ms. Hart became the Company’s Executive Vice President, Marketing and Alliances on April 21, 2004.

Option Grants in 2004

The table below describes the stock options granted to each of the executive officers named in the Summary Compensation Table during the Company’s fiscal year ended December 31, 2004.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term
	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	5%	10%
Name	(#)	(%)	($)	($)	($)	($)
K. Todd Gresham	5,750,000	24	0.44	04/21/14	4,121,103	6,562,168
K. Todd Gresham	5,750,000	24	0.48	04/21/14	4,495,749	7,158,729
H. Irwin Levy	20,000	*	0.34	10/06/14	11,076	17,637
Guy Carbonneau	—	—	—	—	—	—
Thomas L. Gruber	—	—	—	—	—	—
Lisa Hart	1,031,500	4	0.44	04/21/14	739,290	1,177,196
Lisa Hart	1,031,500	4	0.48	04/21/14	806,498	1,284,214
Bruce Menn	—	—	—	—	—	—

*	Less than 1%

Total Option Exercises in 2004 and Year-End Values

The table below describes the options exercised by the executive officers named in the Summary Compensation Table during fiscal 2004, and the year-end value of those executives’ unexercised stock options.

			Number of Unexercised Options as of 12/31/04		Value of Unexercised In-the-Money Options as of 12/31/04 ($)(1)
	Shares Acquired On Exercise (#)	Value Realized (#)
Name			Exercisable (#)	Unexercisable (#)	Exercisable	Unexercisable
K. Todd Gresham	—	—	1,437,500	10,062,000	—	—
H. Irwin Levy	—	—	920,000	20,000	—	—
Guy Carbonneau	—	—	736,666	233,334	—	—
Thomas L. Gruber	—	—	466,666	—	—	—
Lisa Hart	—	—	257,872	1,805,128	—	—
Bruce Menn	—	—	75,000	100,000	—	—

(1)	The closing price for the Company’s Common Stock, as reported by AMEX on December 31, 2004 was $0.23. None of the options held by the named officers were in-the-money on that date.

Director Compensation

Directors who are also full-time employees of the Company receive no additional compensation for their services as directors. Non-employee directors were entitled to receive $1,500 for each director’s meeting attended and $1,000 per month in their capacity as directors through October 2004. Commencing in November, non-employee directors were entitled to earn $1,500 for each director’s meeting attended in person ($750 for each meeting attended telephonically) and $1,250 per month in their capacity as directors. During 2004, directors’ compensation earned was as follows: Mr. Levy ($15,500), Mr. Felberbaum ($14,000), Mr. Wise ($14,000), Mr. Brenner ($15,500), Mr. Shapiro ($14,750) and Mr. Shirman ($2,750).

Commencing in February 2000, all of the then acting directors agreed to defer receipt of all compensation earned in respect of their service on the Board until certain events occurred. In November and December of 2004, all of the directors with the exception of Mr. Levy, were paid such deferred director’s fees as follows: Mr. Brenner ($28,500), Mr. Felberbaum ($74,000), Mr. Wise ($74,000), Mr. Shapiro ($20,250) and Mr. Shirman ($2,750). Mr. Levy’s deferred director fees were paid in January 2005 in the amount of $77,000.

Under the Company’s 2001 Stock Option Plan, each director is automatically granted, effective each anniversary of said director’s appointment to the Board, an option to purchase 20,000 Shares of the Company’s common stock at the then fair market value of such common stock.

Through October 2004, each member of the Audit Committee earned $500 per month for serving on the Audit Committee. Commencing in November 2004, the monthly fees were discontinued and replaced with fees on a per meeting basis as follows: Mr. Shapiro and Mr. Wise are entitled to earn $1,000 for each Audit Committee meeting attended; and the Chairman, Mr. Brenner, is entitled to earn $1,500 for each meeting he chairs.

Commencing January 2003, Audit Committee member Mr. Wise agreed to defer receipt of Audit Committee fees earned. In November 2004, Mr. Wise was paid all such deferred fees earned through October 2004 in the amount of $12,000. Mr. Brenner and Mr. Shapiro continued to be paid monthly during 2004.

Employment Agreements

K. Todd Gresham

Effective April 21, 2004, the Company entered into an employment agreement with Mr. Gresham under which Mr. Gresham is employed as the Company’s President and Chief Executive Officer and a member of the Board of Directors through December 31, 2005 at an annual base salary of $325,000. The agreement provides for automatic one year renewals, annual salary reviews for potential merit increases and annual incentive bonuses based on achievement of certain management objectives as established by the Board of Directors. The agreement further provides that if the Company terminates Mr. Gresham for Cause (as defined in the agreement) or if Mr. Gresham voluntarily terminates his employment without Good Reason (as defined), he will be entitled to receive his base compensation through the date of termination or resignation. Furthermore, in the event Mr. Gresham resigns his employment for Good Reason or if the Company terminates him without Cause, Mr. Gresham will be entitled to receive (i) his annual base salary in effect at the time of the separation paid on a monthly basis for twelve months following separation; (ii) the acceleration of the vesting of stock options that Mr. Gresham would have been entitled to had his employment continued for an additional eighteen months beyond the separation date; and (iii) the continuation of health benefits for a period not to exceed twelve months following separation.

The agreement includes a non-compete clause in which Mr. Gresham is prohibited from engaging, directly or indirectly, in rendering service to any person or entity that competes with the Company, commencing on the date of his employment and continuing through one year following the termination of Mr. Gresham’s employment. The agreement also includes a non-solicitation clause in which Mr. Gresham is prohibited from, either directly or indirectly, (i) employing, attempting to employ, recruiting or otherwise soliciting the employment of the Company’s employees, or (ii) the solicitation of any of the Company’s customers for a period of one year from the date of his termination.

In connection with Mr. Gresham’s employment, he was granted an option to purchase 11,500,000 shares of the Company’s Common Stock with 5,750,000 shares exercisable at $.44 per share and 5,750,000 shares exercisable at $.48 per share. The option vests in equal quarterly installments commencing July 1, 2004 and provides for an increase or decrease to the number of shares in the event of a change in capital structure or reorganization as defined.

Lisa Hart

Effective April 21, 2004, the Company entered into an employment agreement with Ms. Hart under which Ms. Hart is employed as the Company’s Executive Vice President, Marketing and Alliances through December 31, 2005 at an annual base salary of $165,000. The agreement provides for automatic one year renewals, annual salary reviews for potential merit increases and annual incentive bonuses based on achievement of certain management objectives as established by the Board of Directors. The agreement further provides that if the Company terminates Ms. Hart for Cause (as defined in the agreement) or if Ms Hart voluntarily terminates her employment without Good Reason (as defined), she will be entitled to receive her base compensation through the date of termination or resignation. Furthermore, in the event Ms. Hart resigns her employment for Good Reason or if the Company terminates her without Cause, Ms. Hart will be entitled to receive (i) her annual base salary in effect at the time of the separation paid on a monthly basis for twelve months following separation; (ii) the acceleration of the vesting of stock options that Ms. Hart would have been entitled to had her employment continued for an additional twelve months beyond the separation date; and (iii) the continuation of health benefits for a period not to exceed six months following separation.

The agreement includes a non-compete clause in which Ms. Hart is prohibited from engaging, directly or indirectly, in rendering service to any person or entity that competes with the Company, commencing on the date of her employment and continuing through one year following the termination of Ms. Hart’s employment. The agreement also includes a non-solicitation clause in which Ms. Hart is prohibited from, either directly or indirectly, (i) employing, attempting to employ, recruiting or otherwise soliciting the employment of the Company’s employees, or (ii) the solicitation of any of the Company’s customers for a period of one year from the date of her termination.

In connection with Ms. Hart’s employment, she was granted an option to purchase 2,063,000 shares of the Company’s Common Stock with 1,031,500 shares exercisable at $.44 per share and 1,031,500 shares exercisable at $.48 per share. The option vests in equal quarterly installments commencing July 1, 2004 and provides for an increase or decrease to the number of shares in the event of a change in capital structure or reorganization as defined.

Guy Carbonneau

Effective January 1, 2000, the Company entered into an employment agreement with Mr. Carbonneau under which Mr. Carbonneau was employed as the Company’s Vice President of Engineering for an indefinite period of time at an annual base salary of $125,000. Upon termination of Mr. Carbonneau’s employment for any reason other than for criminal activity, the agreement provides for six months of compensation and immediate vesting of all stock options previously granted to Mr. Carbonneau. The agreement further states that Mr. Carbonneau must provide a thirty day written notice of termination of his employment.

Severance Agreement

Effective April 30, 2004, the Company entered into a Separation and Consulting Agreement with Thomas L. Gruber, the Company’s former Acting President, Chief Operating and Financial Officer. Under the agreement, Mr. Gruber became an independent contractor through July 31, 2004 at his current rate of pay at the time of his resignation. Mr. Gruber agreed to provide consulting services for certain specified tasks as outlined in the agreement. In connection therewith, the Company agreed to modify Mr. Gruber’s stock option granted to him in July 2002 to (i) allow 233,333 shares that would have vested on July 23, 2004 to vest rather than be forfeited upon his resignation, and (ii) extend the expiration date for all vested options to January 16, 2005.

Change of Control Agreements

The Company has entered into a change of control agreement with each of Mr. Gresham, Ms. Hart and Mr. Carbonneau. Pursuant to the change of control agreements, in the event of a change of control, each of Mr. Gresham, Ms. Hart and Mr. Carbonneau will be entitled to receive from the Company a bonus equal to 2.0%,

0.3% and 0.3%, respectively, of the value of the transaction received by the Company’s common stockholders or, in the event that the transaction is structured as a sale of assets, received by the Company. However, if the change of control results in the termination of such executive’s employment, or a significant diminution in his or her position or compensation, by the Company, its successor or acquirer, without cause, within three months following the change of control, each of Mr. Gresham, Ms. Hart and Mr. Carbonneau will instead be entitled to receive from the Company a bonus equal to 4.0%, 0.6% and 0.6% respectively, of the value of the transaction received by the Company’s common stockholders or, in the event that the transaction is structured as a sale of assets, received by the Company.

REPORT OF THE COMPENSATION COMMITTEE

During fiscal year 2004, the Board of Directors administered the compensation program for executive officers.

Executive Compensation Policy

The Company’s overall compensation philosophy is as follows:

•	Attract and retain quality talent, which is critical to both short-term and long-term success;

•	Foster a performance-oriented environment, where compensation is based upon corporate performance as measured by achievement of short and long-term objectives, taking into account economic conditions and competitive compensation levels;

•	Create a mutuality of interest between executive officers and stockholders through compensation structures that share the rewards and risks of strategic decision making; and

•	Promote a cohesive, team-oriented ethic among members of senior management in order to maintain the competitive advantage of efficiently integrating diverse business capabilities.

The Board’s approach to base compensation is to offer competitive salaries in comparison to those of other computer equipment manufacturers. Increases in base compensation are based on the competence and performance of the Company’s executives and take into account the Company’s performance as a whole.

The Board also believes that stock ownership enhances management’s focus on maximizing stockholder value. Consequently, the Company has also adopted an incentive stock option plan for its officers and employees. The administrators of that plan allocate options to employees, including executive officers, based on an evaluation of their relative levels of responsibility for, and contribution to, the Company’s operating results (in relation to its other optionees) and the number of options then owned by the employee.

The Company’s executive compensation program for 2004 generally consisted of three components: (i) monthly compensation for non-employee directors, (ii) an annual salary and incentive bonuses for the executive officers and (iii) a long-term component consisting of grants of stock options to non-employee directors/officers. See “Director Compensation” above for amounts earned by non-employee directors and a discussion regarding automatic annual option grants.

Mr. Levy did not receive compensation for serving as the Company’s Chief Executive Officer.

Respectfully submitted,

Stanley Brenner

Roger H. Felberbaum

K. Todd Gresham

H. Irwin Levy

E. Donald Shapiro

Mark Shirman

Michael L. Wise

PERFORMANCE GRAPH

The graph below compares the Company’s five-year cumulative stockholder return on its common stock with the Standard & Poor’s Smallcap 600 Index (“S&P Smallcap 600”) and a component peer group of Standard and Poor’s 500 Information Technology (“S&P Information Technology”). The graph presents a comparison of the Company’s performance with the S&P Smallcap 600 and S&P Information Technology, assuming investments of $100 were made on December 31, 1999 and that all dividends were reinvested.

	Base Date: December 31, 1999	December 31,
		2000	2001	2002	2003	2004
nStor Technologies, Inc.	$100	$57.14	$12.80	$9.60	$22.86	$10.51
S&P Smallcap 600	100	111.80	119.11	101.68	141.13	173.09
S&P 500 Information Technology	100	59.10	43.81	27.42	40.37	41.40